UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **January 5, 2016**

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 5, 2016, Independence Holding Company (NYSE:IHC) ("*IHC*") and Independence American Holdings Corp. entered into a Purchase and Sale Agreement (the "*Purchase Agreement*") with SR Corporate Solutions America Holding Corporation ("*Swiss Re*") to acquire all of the issued and outstanding membership interests of IHC Risk Solutions, LLC, a wholly owned subsidiary of Independence American Holdings Corp. ("*Risk Solutions*"). Under the Purchase Agreement, (1) Swiss Re will purchase from Independence American Holdings Corp. all of the membership interests of Risk Solutions and (2) Swiss Re's largest US carrier, Westport Insurance Corporation, will coinsure all of the in-force stop-loss business of Standard Security Life Insurance Company of New York and Independence American Insurance Company produced by Risk Solutions, as of January 1, 2016, all for an aggregate purchase price of $152.5 million in cash. The boards of directors of each of IHC, American Independence Corp. (NASDAQ: AMIC) ("*AMIC*") and Standard Security Life have approved AMIC and its subsidiaries, including Independence American Insurance Company, receiving approximately 89% of the purchase price, with the balance being paid to Standard Security Life.

It is anticipated that the purchase and sale, which is subject to certain closing conditions including applicable regulatory approvals, will close in the first quarter of 2016.

Item 7.01.   Regulation FD Disclosure.

On January 5, 2016, Independence Holding Company issued a news release announcing the sale of IHC Risk Solutions, LLC and a coinsurance arrangement with Swiss Re's largest U.S. carrier, Westport Insurance Corporation, a copy of which is attached as Exhibit 99.1.

The information in this report, including the exhibits, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such filing..

Item 8.01   Other Events

On January 4, 2016, the Board of Directors of IHC preliminarily determined to take the steps necessary to take AMIC private in 2016. Neither the sale transaction nor the going private transaction is connected with, or contingent upon, the other.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

         10.1   Purchase and Sale Agreement

         99.1   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *David T. Kettig*   Date: January 6, 2016
David T. Kettig
President

EXHIBIT 10.1

PURCHASE AND SALE AGREEMENT

by and among

INDEPENDENCE HOLDING COMPANY

INDEPENDENCE AMERICAN HOLDINGS CORP.

and

SR CORPORATE SOLUTIONS AMERICA HOLDING CORPORATION

Dated as of January 5, 2016

TABLE OF CONTENTS

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER

ARTICLE V. COVENANTS

ARTICLE VI. EMPLOYEE MATTERS

ARTICLE VII. TAX MATTERS

ARTICLE VIII. CONDITIONS TO CLOSING

ARTICLE IX. TERMINATION PRIOR TO CLOSING

ARTICLE X. INDEMNIFICATION

ARTICLE XI. GENERAL PROVISIONS

SCHEDULES

Seller Disclosure Schedule
Purchaser Disclosure Schedule
Reference Schedules:
Schedule 1(a)   IAIC Reserve Transfer Amount
Schedule 1(b)   SSL Reserve Transfer Amount
Schedule 2   Net Initial Settlement

EXHIBITS

Exhibit A   Form of Coinsurance Agreement
Exhibit B   Form of Experience Sharing Agreement
Exhibit C   Form of Administrative Services Agreement
Exhibit D   Form of Renewal Rights Agreement
Exhibit E   Form of Transition Services Agreement

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this "Agreement"), dated as of January 5, 2016, is entered into by and among Independence Holding Company, a Delaware corporation ("IHC"), Independence American Holdings Corp., a Delaware corporation ("Seller"), and SR Corporate Solutions America Holding Corporation, a corporation organized under the laws of Delaware ("Purchaser", and together with IHC and Seller, the "Parties").

WITNESSETH:

WHEREAS, Seller is the sole member of IHC Risk Solutions, LLC, a Delaware limited liability company (the "Transferred Company"), and the sole shareholder of Independence American Insurance Company, a Delaware-domiciled insurance company ("IAIC");

WHEREAS, IHC is an indirect parent entity of each of the Transferred Company, IAIC and Standard Security Life Insurance Company of New York, a New York-domiciled life insurance company ("SSL", and each of IAIC and SSL a "Ceding Company", and together the "Ceding Companies");

WHEREAS, the Transferred Company and the Ceding Companies are engaged, among other things, in the conduct of the Business (as hereinafter defined);

WHEREAS, following the Closing (as hereinafter defined), the Transferred Company will continue to provide services to the Ceding Companies in connection with the Business;

WHEREAS, the Parties desire to enter into this Agreement pursuant to which, on the terms and subject to the conditions set forth herein, at the Closing (as hereinafter defined), among other things:

(a)   Seller will sell to Purchaser, and Purchaser or an Affiliate of Purchaser will acquire, all of the issued and outstanding membership interests in the Transferred Company (the "RS Interests");

(b)   each of IAIC and SSL will enter into a "2016 Coinsurance Agreement" with Westport Insurance Corporation, a Missouri-domiciled insurance company ("Westport") and a wholly-owned subsidiary of Purchaser, substantially in the form attached hereto as Exhibit A (respectively, the "IAIC Coinsurance Agreement" and the "SSL Coinsurance Agreement", and together the "Coinsurance Agreements") pursuant to which, on the terms and subject to the conditions set forth therein, the applicable Ceding Company will cede to Westport, and Westport will reinsure, all of the "Reinsured Liabilities" (as such term is defined in the applicable Coinsurance Agreement) in respect of the Business for the 2016 Treaty Year;

(c)   each of IAIC and SSL will enter into a "2015 Experience Sharing Agreement" with Westport, substantially in the form attached hereto as Exhibit B (respectively, the "IAIC Experience Sharing Agreement" and the "SSL Experience

Sharing Agreement", and together the "Experience Sharing Agreements") pursuant to which, on the terms and subject to the conditions set forth therein, Westport will assume the "Covered Liabilities" (as such term is defined in the applicable Experience Sharing Agreement) in respect of the Business for 2015 Treaty Year, and Westport and the applicable Ceding Company will make certain experience sharing payments in respect of such Business;

(d)   each of IAIC and SSL will enter into an administrative services agreement with Westport, substantially in the form attached hereto as Exhibit C (respectively, the "IAIC Administrative Services Agreement" and the "SSL Administrative Services Agreement", and together the "Administrative Services Agreements"), pursuant to which, on the terms and subject to the conditions set forth therein: (i) Westport will provide to the applicable Ceding Company certain administrative services and be granted certain rights to act on behalf of the applicable Ceding Company with respect to the Business assumed under the corresponding Coinsurance Agreement and Experience Sharing Agreement; and (ii) new and renewal insurance policies of the type included in the Business may be issued, renewed or written in the name of the applicable Ceding Company after the Closing Date for the period specified therein;

(e)   each of IAIC and SSL will enter into a renewal rights agreement with Purchaser, substantially in the form attached hereto as Exhibit D (respectively, the "IAIC Renewal Rights Agreement" and the "SSL Renewal Rights Agreement", and together the "Renewal Rights Agreements"), pursuant to which the applicable Ceding Company will sell to Purchaser renewal rights with respect to employer stop-loss insurance business issued or renewed by or on behalf of such Ceding Company;

(f)   SSL and the Transferred Company will enter into a transition services agreement substantially in the form attached hereto as Exhibit E (the "Transition Services Agreement"), pursuant to which, on the terms and subject to the conditions set forth therein, SSL or its applicable Affiliates or permitted third party service providers will perform certain transition services with respect to the Business;

(g)   Seller and Purchaser will enter into an assignment and assumption agreement, in a form mutually agreed in good faith by the Parties (the "Assignment and Assumption Agreement"), pursuant to which Seller and its applicable Affiliates will assign to Purchaser, and Purchaser or its designee will assume, the Assigned Contracts (if any); and

(h)   Seller and Purchaser will enter into a bill of sale, in a form mutually agreed in good faith by the Parties (the "Bill of Sale"), pursuant to which Seller and its applicable Affiliates will sell to Purchaser, and Purchaser or its designee will purchase from Seller and its Affiliates, the Transferred Assets (if any).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01.   <u>Definitions</u>. For purposes of this Agreement, the following terms have the respective meanings set forth below:

"<u>Action</u>" means any civil, criminal, administrative or other claim, action, suit, litigation, arbitration hearing, charge, complaint, demand, notice or other similar proceeding, in each case by or before any Governmental Authority or arbitral body.

"<u>Actuarial Report</u>" means the report titled "Decagon Evaluation of Reserves and Underwriting Results", dated December 3, 2015, prepared by Milliman Inc. with respect to the Business, together with all attachments, addenda, supplements and modifications thereto.

"<u>Administrative Services Agreement</u>" has the meaning given to such term in the Recitals.

"<u>Affiliate</u>" means, with respect to any Person at the time in question, any other Person controlling, controlled by or under common control with such Person. For purposes of the foregoing, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. The terms "controlling", "controlled by" and "under common control with", have correlative meanings. For the avoidance of doubt, unless otherwise specified herein, the Transferred Company shall be deemed to be an "Affiliate" of Seller and IHC (and not Purchaser) prior to the Closing and shall be deemed to be an "Affiliate" of Purchaser (and not Seller or IHC) from and after the Closing. For the avoidance of doubt, any Person who ceases to be an Affiliate of a Party to this Agreement as defined herein at any time, shall cease to be considered an Affiliate for the purposes of the Agreement, whether or not such Person was an Affiliate on the date of this Agreement, the Effective Time or any other time; conversely, any Person who becomes and remains an Affiliate of a Party to the Agreement as defined herein at any time that this Agreement remains in effect shall be considered an Affiliate for the purposes of this Agreement.

"<u>Agreement</u>" has the meaning given to such term in the Preamble.

 "<u>Ancillary Agreements</u>" means the Coinsurance Agreements, the Experience Sharing Agreements, the Administrative Services Agreements, the Renewal Rights Agreements, the Transition Services Agreement, the Assignment and Assumption Agreement and the Bill of Sale.

"<u>Ancillary Agreement Assumed Liabilities</u>" means Liabilities (including the Reinsured Liabilities under and pursuant to the Coinsurance Agreement and the Covered Liabilities under and pursuant to the Experience Sharing Agreements) to be ceded or transferred by or from Seller or any of its Affiliates to, or otherwise assumed by, Purchaser or any of its Affiliates pursuant to the Transaction Agreements (other than this Agreement and the Assignment and Assumption Agreement).

"Applicable Law" means all laws, common law, rules, regulations, ordinances, codes, statutes, or Orders of all Governmental Authorities applicable to the Person, place and situation in question.

"Assets" has the meaning given to such term in Section 3.07(a).

"Assigned Contracts" means the Contracts between Seller or any of its Affiliates (other than the Transferred Company), on the one hand, and a third party not affiliated with Seller or any of its Affiliates, on the other hand, that relate exclusively or primarily to the Business or the Transferred Assets.

"Assignment and Assumption Agreement" has the meaning given to such term in the Recitals.

"Assumed Liabilities" means all Liabilities of Seller or its Affiliates under the terms of the Assigned Contracts first arising on or after the Closing Date, other than any Liabilities resulting from a breach by Seller or its Affiliates of any Assigned Contract, but in any event excluding all (a) Ancillary Agreement Assumed Liabilities (which shall be subject to the terms of the applicable Ancillary Agreement(s)); (b) obligations of any Seller Party under the Transaction Agreements; and (c) Excluded Liabilities.

"Balance Sheet Date" means September 30, 2015.

"Base Purchase Price" means $152,500,000.

"Bill of Sale" has the meaning given to such term in the Recitals.

"Books and Records" means originals or copies of all books and records, documents, data and information (in each case, in whatever form maintained) in the possession or control of any of Seller, the Transferred Company or their Affiliates that pertain or relate to the assets, liabilities, properties, business, conduct and operations of the Transferred Company, the Assigned Contracts, the Transferred Assets, or the Business, including all Permits held by the Transferred Company, all corporate records of the Transferred Company, statutory filings as required under Applicable Law, administrative records, claim records, sales records, underwriting records, financial records, Tax records, compliance records, complaint logs and litigation files, personnel records and other records, in whatever form maintained.

"Burdensome Condition" has the meaning set forth in Section 5.06(c).

"Business" means, collectively, (i) the business of the Transferred Company and (ii) the business of each Ceding Company of issuing, underwriting, selling, renewing, distributing, marketing, delivering, cancelling, reinsuring and administering the Policies, in each case as conducted on or prior to the date hereof.

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Overland Park, Kansas, New York, New York or Zurich, Switzerland are permitted or obligated by Applicable Law to be closed.

"Business Employees" has the meaning given to such term in Section 3.11(b).

"Ceding Company" has the meaning given to such term in the Recitals.

"Ceding Company Statutory Statements" has the meaning given to such term in Section 3.18(a).

"Closing" has the meaning given to such term in Section 2.03.

"Closing Cash Transfer Amount" has the meaning given to such term in Section 2.04(a).

"Closing Date" has the meaning given to such term in Section 2.03.

"Closing Date Reserve Transfer" means the sum of (i) the Estimated IAIC Reserve Transfer Amount *plus* (ii) the Estimated SSL Reserve Transfer Amount.

"Closing Statement" has the meaning given to such term in Section 2.05(b).

"Code" means the Internal Revenue Code of 1986, as amended.

"Coinsurance Agreements" has the meaning given to such term in the Recitals.

"Company Benefit Plan" means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any "employee benefit plan," as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of the Transferred Company that is maintained or contributed to by the Transferred Company, or with respect to which the Transferred Company could incur liability under the Code or ERISA or any similar non-U.S. law, but shall exclude Multiemployer Plans and the employment agreements identified in Section 1.01(b) of the Seller Disclosure Schedule.

"Competing Business" has the meaning given to such term in Section 5.12.

"Competing Person" has the meaning given to such term in Section 5.12(iv).

"Confidentiality Agreement" has the meaning given to such term in Section 5.04(a).

"Continuing Employees" has the meaning set forth in Section 6.01(c).

"Contract" means any contract, agreement, understanding, indenture, note, bond, loan, instrument, lease, a conditional sale contract, purchase or sales order, mortgage, license or other enforceable arrangement or agreement, whether in writing or oral.

"Contract Severance Expense" means the cash severance that would be owed to each of Joel McKeever, Kenneth F. Gumbiner, Robert A. Shea, Michael A. Kemp, Thomas Gibbons and Pasquale Vignone under each individual's respective employment agreement with the Transferred Company, each of which is identified in Section 1.01(c) of the Seller Disclosure Schedule, if each individual terminated his employment with the Transferred Company for "Good Reason," as defined in each individual's respective employment agreement, on the Closing Date.

"Covered Taxes" means any Taxes (i) payable or due with respect to the Transferred Company or any Transferred Asset, for all taxable periods (or portions thereof) ending on or before the Closing Date, (ii) imposed as a result of the Transferred Company having been a member of any consolidated, combined or affiliated group of companies pursuant to any provision of joint and several liability under Treasury Regulations Section 1.1502-6 and any corresponding provision of state, local, or foreign Applicable Law, (iii) imposed by reason of the Transferred Company having liability for Taxes of another Person arising under principles of transferee or successor liability or by contract as a result of events occurring before the Closing or (iv) arising from or attributable to any inaccuracy in or breach of any representation or warranty made in Section 3.17. For the avoidance of doubt, Covered Taxes shall not include (and Seller and its Affiliates shall not be liable for and shall not indemnify for) any Excluded Taxes. For purposes of this definition, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of the Straddle Period ending on the Closing Date shall (x) in the case of real or personal property Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days from the beginning of such Straddle Period through the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (y) in the case of any other Tax, be deemed equal to the amount of Tax which would be payable if the relevant Tax period ended on the Closing Date and any exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis.

"Data Input Inaccuracies" means inaccuracies or omissions to the extent arising from (i) the inputting of factual data utilized in the calculation of Reserves or (ii) the coding, compilation or aggregation of such factual data in connection with such inputting.

"Data Room" means the electronic data room named "Project Decagon" established by Seller in connection with the transactions contemplated hereby and maintained by Intralinks, Inc.

"Delayed Closing Adjustment Amount" means the sum of

(i)   the amount that would be reported in Page 4, Line 33 ("Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or losses") of the statutory quarterly statement blank of SSL (or any other line in any successor quarterly statement blank applicable to SSL that corresponds to such amount), and excluding (x) any amounts that would be reported in Page 4, Line 3 ("Net investment income") of such quarterly statement blank and (y) any Taxes on such net investment income, prepared in accordance with New York SAP, applied in a manner consistent with SSL's past practices, *plus*

    (ii)   the amount that would be reported in Page 4, Line 16 ("Net income before dividends to policyholders, after capital gains tax and before all other federal and foreign income taxes") and excluding Page 4, Line 11 ("Net investment gain") of the statutory quarterly statement blank of IAIC (or any other line in any successor quarterly statement blank applicable to IAIC that corresponds to such amount), prepared in accordance with Delaware SAP, applied in a manner consistent with IAIC's past practices,

in each case, for the period commencing on January 1, 2016 and ending immediately prior to the Effective Time, and solely in respect of the 2016 Treaty Year Policies. If the Effective Time occurs on January 1, 2016, the Delayed Closing Adjustment Amount shall be zero.

"Dispute Notice" has the meaning given to such term in Section 2.05(c).

"Disputed Item" has the meaning given to such term in Section 2.05(c).

"Effective Time" means 12:01 A.M. on the first day of the calendar quarter in which the Closing Date occurs, or such other time as mutually agreed to in writing by the Parties.

"Enforceability Exceptions" has the meaning given to such term in Section 3.02.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under section 414 of the Code.

"ESL Permits" has the meaning given to such term in Section 3.10(a).

"Estimated Closing Statement" has the meaning given to such term in Section 2.05(a).

"Estimated Delayed Closing Adjustment Amount" has the meaning given to such term in Section 2.05(a).

"Estimated IAIC Reserve Transfer Amount" has the meaning given to such term in Section 2.05(a).

"Estimated Owner's Equity" has the meaning given to such term in Section 2.05(a).

"Estimated Owner's Equity Adjustment" means the difference (which may be positive or negative of (i) the Estimated Owner's Equity (as reflected in the Estimated Closing Statement) *minus* (ii) the Reference Owner's Equity.

"Estimated SSL Reserve Transfer Amount" has the meaning given to such term in Section 2.05(a).

"Exchange Act" means the Exchange Act of 1934, as amended.

"Excluded Liabilities" means (i) all Liabilities of Seller, IHC or their Affiliates (other than the Transferred Company), other than any Ancillary Agreement Assumed Liabilities or any Assumed Liabilities; (ii) Covered Taxes, (iii) any Liabilities under, arising out of or relating to any policies or contracts of insurance issued, renewed or assumed by any Ceding Company under which coverage became effective on or before December 31, 2014 (except to the extent reinsured by Westport or any of its Affiliates under a reinsurance agreement in effect on the date hereof); (iv) any Transaction Payments; (v) any Liabilities to Majestic Underwriters, LLC, Alliance Underwriters, LLC, JB Murphy Associates LLC, or TRU LLC, or their respective successors or assigns; and (vi) the matters identified in Section 1.01(d) of the Seller Disclosure Schedule.

"Excluded Taxes" means (a) any liability for Taxes resulting from transactions or actions (other than the transactions contemplated by this Agreement) taken by Purchaser or any Affiliate (including the Transferred Company) or any transferee of Purchaser or any of its Affiliates on the Closing Date but after the Closing and (b) any Taxes of the Transferred Company or with respect to the Transferred Assets for any Tax period (or portions thereof) beginning after the Closing Date.

"Experience Sharing Agreements" has the meaning given to such term in the Recitals.

"GAAP" means generally accepted accounting principles in the United States.

"Governmental Approval" has the meaning given to such term in Section 3.05.

"Governmental Authority" means any governmental, legislative, judicial, administrative or regulatory authority, agency, commission, board, body, court, self-regulatory body or entity or any instrumentality thereof, including any Tax Authority, whether United States federal, state, local or non-U.S.

"HIPAA" means the Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations, including the amendments and associated regulations enacted and implemented pursuant to the Health Information Technology for Economic and Clinical Health Act.

"IAIC" has the meaning given to such term in the Recitals.

"IAIC Administrative Services Agreement" has the meaning given to such term in the Recitals.

"IAIC Coinsurance Agreement" has the meaning given to such term in the Recitals.

"IAIC Experience Sharing Agreement" has the meaning given to such term in the Recitals.

"IAIC Net Initial Settlement" means the total (which may be positive or negative) of (i) the "Initial Settlement Amount" as defined in the IAIC Coinsurance Agreement *plus* (ii) the "Initial Settlement Amount" as defined in the IAIC Experience Sharing Agreement ,calculated as set forth in Schedule 2 hereto; provided, that each such "Initial Settlement Amount" shall be calculated only on the basis of amounts actually received or paid (as applicable) up to and including the Settlement Estimation Date.

"IAIC Renewal Rights Agreement" has the meaning given to such term in the Recitals.

"IAIC Reserve Transfer Amount" means an amount, determined as of the Effective Time with respect to (i) the 2015 Treaty Year Policies issued, renewed, written or reinsured by IAIC and (ii) if the Effective Time is later than January 1, 2016, the 2016 Treaty Year Policies issued, renewed or written by IAIC, calculated as set forth in Schedule 1(a) hereto.

"IHC" has the meaning given to such term in the Preamble.

"Intercompany Balances" has the meaning given to such term in Section 3.06(c).

"Indebtedness" means (i) all indebtedness for borrowed money, (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under purchase money financings, (iv) all obligations in respect of acceptances issued or created or (v) any guarantees of the foregoing indebtedness of any other Person; including, in each case, any accrued and unpaid interest or penalty thereon.

"Indemnifiable Losses" means any and all losses, Taxes, Liabilities, damages, costs, settlement payments, awards, judgments, fines, damages, deficiencies or other charges (together with interest and penalties thereon, if any); provided that Indemnifiable Losses shall not include any punitive or exemplary damages other than such punitive or exemplary damages that are payable to a third party not affiliated with the relevant Indemnitee.

"Indemnitee" means any Person entitled to indemnification under Article X.

"Indemnitor" means any Person required to provide indemnification under Article X.

"Indemnity Payment" means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement

"Independent Accountant" has the meaning given to such term in Section 2.05(e).

"Independent Producer" means a Person, other than the Transferred Company, Seller, IHC, any Affiliate of Seller or any employee of Seller or any of its Affiliates, engaged in the solicitation, negotiation, effectuation, marketing, sale or placement of Policies or other products or services marketed, sold or provided by any Ceding Company or the Transferred Company in connection with the Business.

"Information Statement" has the meaning set forth in Section 5.17.

"Insurance Regulator" means, with respect to any jurisdiction, the Governmental Authority charged with the supervision of insurance companies in such jurisdiction.

"Intellectual Property" means, in any and all jurisdictions throughout the world, any (i) Trademarks, (ii) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship, (iii) rights in Software, (iv) all registrations and applications to register or renew the registration of any of the foregoing, (v) patents and patent applications, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (vi) rights in Trade Secrets and (vii) all other intellectual property rights.

"Intercompany Contract" means a Contract between the Transferred Company, on the one hand, and Seller or any Affiliate of Seller, on the other hand.

"IT Systems" means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by Seller or any of its Affiliates (including SSL and the Transferred Company) and primarily used in the Business.

"Key Employee" means Michael A. Kemp, Robert A. Shea, Kenneth F. Gumbiner, and Joel McKeever.

"Knowledge of Purchaser" means the knowledge, after reasonable inquiry, of those individuals listed on Section 1.01(e) of the Purchaser Disclosure Schedule.

"Knowledge of Seller" means the knowledge, after reasonable inquiry, of those individuals listed (a) with respect to Seller, IHC and the Ceding Companies, on Section 1.01(e)(1) of the Seller Disclosure Schedule and (b) with respect to the Transferred Company, on Section 1.01(e)(2) of the Seller Disclosure Schedule.

"Leased Real Property" has the meaning set forth in Section 3.15(b).

"Leases" has the meaning set forth in Section 3.15(b).

"Liabilities" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.

"Lien" means any pledge, security interest, mortgage, lien, attachment, right of first refusal, or option, including any restriction on receipt of income or exercise of any other attribute of ownership.

"Malware" means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of Seller or any of its Affiliates (including the Transferred Company), disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.

"Material Adverse Effect" means (A) a material adverse effect on the business, operations, assets, liabilities, results of operations or condition (financial or otherwise) of the Business, but excluding any such effect to the extent resulting from: (i) changes occurring in general political, economic or securities or financial market conditions, (ii) any condition or occurrence generally affecting participants in the group insurance or financial services industries, (iii) natural or man-made catastrophe events, hostilities, acts of war or terrorism, or any escalation or worsening thereof (iv) any change or proposed change in GAAP, SAP or Applicable Law, or the interpretation or enforcement thereof; except, in the cases of clauses (i) – (iv), to the extent such effect disproportionately affects the Business relative to other Persons engaged in businesses similar to the Business or (v) any existing event, occurrence or circumstance with respect to which Purchaser has actual knowledge as of the date of this Agreement (including any matter set forth on the Seller Disclosure Schedule); or (B) a material impairment or delay in the ability of IHC, Seller or any of their Affiliates to perform any of their respective obligations under this Agreement or any of the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

"Material Contract" has the meaning given to such term in Section 3.06(a).

"Milliman" means Milliman, Inc.

"Multiemployer Plan" means a multiemployer plan within the meaning of section 4001(a)(3) of ERISA.

"New Benefit Plans" has the meaning set forth in Section 6.01(h).

"New Contract" has the meaning set forth in Section 5.08(a).

"Old Plans" has the meaning set forth in Section 6.01(h).

"OFAC" has the meaning set forth in Section 3.09(d).

"Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority, or any binding arbitral award.

"Outside Date" has the meaning given to such term in Section 9.01(b).

"Owner's Equity" means the "total owner's equity" of the Transferred Company as would be reported in a balance sheet of the Transferred Company prepared in accordance with GAAP as of the close of business on the last calendar day prior to the Effective Time, applied in a manner consistent with the application of GAAP in the preparation of the Transferred Company Financial Information; provided, that the calculation of Owner's Equity shall exclude any amount receivable from Valley Health Services, LLC.

"Party" has the meaning given to such term in the Preamble.

"Permit" means any license, permit, order, approval, consent, registration, membership, authorization or qualification under any Applicable Law or with any Governmental Authority or under any industry or non-governmental self-regulatory organization.

"Permitted Liens" means (i) Liens for Taxes and other governmental charges and assessments not yet due and payable or that are being contested in good faith and for which adequate accruals or reserves are maintained in accordance with GAAP or SAP, as applicable, (ii) Liens of carriers, warehousemen, mechanics, materialmen and other like Liens arising in the ordinary course of business, which are not yet due or delinquent or that are being contested in good faith and for which adequate accruals or reserves are maintained in accordance with GAAP or SAP, as applicable, (iii) easements, rights of way, encroachments, zoning ordinances and other similar encumbrances affecting real property; and (iv) statutory Liens in favor of lessors arising in connection with any Leased Real Property.

"Person" means any individual, corporation, partnership, firm, joint venture, association, limited liability company, limited liability partnership, joint-stock company, trust, unincorporated organization, governmental, judicial or regulatory body, business unit, division or other entity.

"Policy" means any medical stop-loss insurance contract, policy, certificate, binder, slip, cover or other agreement of insurance, including all supplements, riders and endorsements issued or written in connection therewith and extensions thereto and (i) has been issued, renewed or written by a Ceding Company with coverage effective on or after January 1, 2015 and (ii) corresponds to a policy form identified by form number on Section 1.01(f) of the Seller Disclosure Schedule; provided, however, that "Policy" excludes any such contract, policy, certificate, binder, slip, cover or other agreement sold, placed or otherwise produced by TRU LLC or JB Murphy Associates LLC.

"Privacy and Data Security Law" means any applicable data privacy, data security, or data protection law or regulation in the United States of America, including HIPAA.

"Protected Period" has the meaning set forth in Section 6.01(d).

"PTO Accrual" has the meaning set forth in Section 6.01(c).

"Purchaser" has the meaning given to such term in the Preamble.

"Purchaser Disclosure Schedule" has the meaning given to such term in Article IV.

"Purchaser Indemnified Persons" has the meaning given to such term in Section 10.02(a).

"Purchaser Material Adverse Effect" means a material impairment or delay in the ability of Purchaser or any of its Affiliates to perform any of their obligations under this Agreement or any of the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

"Purchaser Party" means Purchaser and each Affiliate of Purchaser that is, or is contemplated by this Agreement to become at the Closing, a party to one or more Transaction Agreements.

"Purchaser Specified Representations" means the representations and warranties made in Section 4.01, Section 4.02 and Section 4.09.

"Reference Balance Sheet" means the balance sheet of the Transferred Company dated as of the Balance Sheet Date and included in the Transferred Company Financial Information.

"Reference Owner's Equity" means $4,200,000.

"Registered" means issued by, registered or filed with, renewed by or the subject of a pending application before, any Governmental Authority, Internet domain name registrar or social media service provider.

"Regulatory Filing" has the meaning set forth in Section 3.05.

"Reinsurance Contracts" has the meaning given to such term in Section 3.16(a).

"Renewal Rights Agreements" has the meaning given to such term in the Recitals.

"Representative" means, with respect to any Person, such Person's Affiliates and the officers, directors, employees, agents, investment bankers, attorneys, financial advisers, accountants, actuaries or other representatives of such Person or any of its Affiliates.

"Reserves" has the meaning given to such term in Section 3.18(c).

"Resolution Period" has the meaning given to such term in Section 2.05(d).

"Restricted Entities" has the meaning given to such term in Section 5.12.

"RS Interests" has the meaning given to such term in the Recitals.

"RS Purchase Price" has the meaning given to such term in Section 2.04(b).

"SAP" means, as to any insurance company, the statutory accounting practices and procedures prescribed or permitted by the Insurance Regulator for the jurisdiction in which such company is domiciled.

"SEC" means the U.S. Securities and Exchange Commission.

"Seller" has the meaning given to such term in the Preamble.

"Seller Benefit Plan" means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any "employee benefit plan", as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) that is maintained or contributed to by the Seller or any of its Affiliates and in which a current or former officer, employee or director of the Transferred Company participates. "Seller Benefit Plans" shall exclude Multiemployer Plans.

"Seller Disclosure Schedule" has the meaning given to such term in Article III.

"Seller Indemnified Persons" has the meaning given to such term in Section 10.02(b).

"Seller Party" means Seller, IHC, IAIC, SSL and each other Affiliate of Seller that is, or is contemplated by this Agreement to become at the Closing, a party to one or more Transaction Agreements.

"Seller Specified Representations" means the representations and warranties made in Section 3.01, Section 3.02, Section 3.03, Section 3.09(d) and Section 3.25.

"Seller's Licensed IP Rights" means, other than Trademarks, any and all Intellectual Property owned (and which will, as of and following the Closing, continue to be owned) by Seller or any of its Affiliates (other than the Transferred Company) that was used or practiced in and material to the Business in the twelve (12) months prior to the Closing.

"Settlement Estimation Date" means the last day of the month prior to the month in which the Closing occurs; provided, if such last day is less than ten (10) Business Days prior to the Closing Date, then the "Settlement Estimation Date" shall be the last day of the second month prior to the month in which the Closing occurs.

"Shared Contracts" means Contracts to which Seller or any of its Affiliates (other than the Transferred Company) is a party pursuant to which a non-affiliated third party provides services or benefits in respect of the Business.

"Significant Producer" has the meaning given to such term in Section 3.14(a).

"Software" means all computer software, including but not limited to application software, system software, firmware, middleware, mobile digital applications, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation.

"SSL" has the meaning given to such term in the Recitals.

"SSL-Murphy Agreement" means the Management Agreement, dated May 1, 2004 (as amended from time to time), between JB Murphy Associates LLC and SSL.

"SSL-RS Agreement" means the Management Agreement, dated as of January 1, 2012 (as amended from time to time), between the Transferred Company and SSL.

"SSL-TRU Agreement" means the Management Agreement, effective January 1, 2003 (as amended from time to time), between TRU Services, LLC and SSL.

"SSL Administrative Services Agreement" has the meaning given to such term in the Recitals.

"SSL Coinsurance Agreement" has the meaning given to such term in the Recitals.

"SSL Experience Sharing Agreement" has the meaning given to such term in the Recitals.

"SSL Net Initial Settlement" means the total (which may be positive or negative) of (i) the "Initial Settlement Amount" as defined in the SSL Coinsurance Agreement *plus* (ii) the "Initial Settlement Amount" as defined in the SSL Experience Sharing Agreement,calculated as set forth in Schedule 2 hereto; provided, that each such "Initial Settlement Amount" shall be calculated only on the basis of amounts actually received or paid (as applicable) up to and including the Settlement Estimation Date.

"SSL Renewal Rights Agreement" has the meaning given to such term in the Recitals.

"SSL Reserve Transfer Amount" means an amount, determined as of the Effective Time with respect to (i) the 2015 Treaty Year Policies issued, renewed or written by SSL and (ii) if the Effective Time is later than January 1, 2016, the 2016 Treaty Year Policies issued, renewed or written by SSL, calculated as set forth in Schedule 1(b) hereto.

"Straddle Period" means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

"Tax" or "Taxes" means any and all federal, state, provincial, foreign or local income, gross receipts, premium, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, goods and services, harmonized sales, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax, fee, duty, levy, custom, tariff, impost, assessment or charge of the same or of a similar nature to any of the foregoing, including any interest, penalty or addition thereto, in each case imposed by a Tax Authority.

"Tax Allocation Agreement" means any Tax allocation or sharing agreement or arrangement that may have been entered into by Seller or any Affiliate of Seller on the one hand, and the Transferred Company, on the other hand.

"Tax Authority" means, with respect to any Tax, any government or political subdivision thereof that imposes such Tax, and any agency charged with the collection, assessment, determination or administration of such Tax for such government or subdivision.

"Tax Return" means any return, report, declaration, claim for refund or other return or statement, including any schedule or attachment thereto, and any amendment thereof, required to be filed with any Tax Authority, in each case in connection with the determination, assessment or collection of any Tax.

"Third Party Approval" has the meaning given to such term in Section 5.07(a).

"Third Party Claim" has the meaning given to such term in Section 10.04(a).

"Threshold Amount" has the meaning given to such term in Section 10.03(b).

"Trade Secrets" means all inventions, processes, designs, formulae, models, tools, algorithms, Software architectures, trade secrets, know-how, ideas, research and development, data and databases and confidential information.

"Trademarks" means trademarks, service marks, Internet domain names, trade dress, trade names, logos, slogans, social media identifiers, handles and tags, personalized subdomains or vanity URLs, and any other indicia of origin, registrations and applications with respect to the foregoing, and the goodwill associated therewith and symbolized thereby.

"Transaction Agreements" means, collectively, this Agreement and each of the Ancillary Agreements.

"Transaction Payments" means any success bonus, retention bonus, change in control payment, payment in lieu of equity awards and any other similar payment by the Transferred Company to any employee of the Transferred Company that is or becomes payable solely by reason of the consummation of the transactions contemplated by this Agreement.

"Transfer Taxes" has the meaning given to such term in Section 7.01.

"Transferred Assets" means the assets of the Seller, IHC and their Affiliates (other than the Transferred Company) that are used exclusively or primarily in connection with the Business.

"Transferred Company" has the meaning given to such term in the Recitals.

"Transferred Company Financial Information" has the meaning given to such term in Section 3.18(b).

"Transferred Company Insurance Policies" has the meaning given to such term in Section 3.24.

"Transferred Intellectual Property" means the Intellectual Property included in the Transferred Assets.

"Transition Services Agreement" has the meaning given to such term in the Recitals.

"Treasury Regulations" means the U.S. Treasury regulations promulgated under the Code.

"Treaty Year" means, with respect to any Policy, the calendar year in which coverage under such Policy became effective. For the avoidance of doubt, the Treaty Year for a renewal Policy is the calendar year in which coverage under such renewal became effective (and not the year of the original policy).

"TRU LLC" means, collectively, TRU Services, LLC and TRU Holdings, LLC.

"Unresolved Items" has the meaning given to such term in Section 2.05(e).

"Westport" has the meaning given to such term in the Recitals.

ARTICLE II.

PURCHASE AND SALE

Section 2.01. Purchase and Sale of the RS Interests and the Transferred Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)   Seller shall sell the RS Interests to Purchaser, and Purchaser shall purchase the RS Interests from Seller, free and clear of all Liens; and

(b)   Seller shall, and shall cause its Affiliates to, sell, convey, assign, transfer and deliver to Purchaser, free and clear of all Liens other than Permitted Liens, and Purchaser shall purchase, acquire and accept from Seller and its Affiliates, all of Seller's and each such Affiliate's right, title and interest in and to the Transferred Assets (if any), pursuant to the Bill of Sale.

Section 2.02. Assumption of the Assumed Liabilities and Assigned Contracts. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)   Seller shall, and shall cause its Affiliates to, assign to Purchaser, and Purchaser shall assume, the Assumed Liabilities (if any); and

(b)   Seller shall, and shall cause its Affiliates to, sell, convey, assign, transfer and deliver to Purchaser, free and clear of all Liens other than Permitted Liens, and Purchaser shall assume, the Assigned Contracts (if any);

in each case pursuant to the Assignment and Assumption Agreement.

Section 2.03. Place and Date of Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m., New York City time, on (a) the fifth (5th) Business Day following the satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) in accordance with this Agreement; provided, if such satisfaction or waiver occurs at least two (2) Business Days but less than five (5) Business Days prior to the last Business Day of a calendar quarter, then the Closing shall take place on the last Business Day of such calendar quarter; or (b) such other time or place as agreed to by the Parties. The actual date on which the Closing occurs is referred to herein as the "Closing Date."

Section 2.04. Purchase Price.

(a) The base consideration with respect to the transactions contemplated by this Agreement will be an aggregate amount in cash equal to the Base Purchase Price. The amount payable at the Closing by Purchaser (the "Closing Cash Transfer Amount") shall be an amount equal to:

(i) the Base Purchase Price;

(ii) *minus* the Estimated Delayed Closing Adjustment Amount, if positive, or *plus* the absolute value of the Estimated Delayed Closing Adjustment Amount, if negative;

(iii) *minus* the Closing Date Reserve Transfer;

(iv) *minus* the Estimated IAIC Net Initial Settlement, if positive, or *plus* the absolute value of the Estimated IAIC Net Initial Settlement, if negative;

(v) *minus* the Estimated SSL Net Initial Settlement, if positive, or *plus* the absolute value of the Estimated SSL Net Initial Settlement, if negative;

(vi) *plus* the Estimated Owner's Equity Adjustment, if positive, or *minus* the absolute value of the Estimated Owner's Equity Adjustment, if negative.

Interest shall be added to each of the foregoing (i), (ii), (iii) and (vi), calculated at a rate of 3.0% *per annum* from the Effective Date to but excluding the Closing Date, compounded monthly.

(b) The Parties acknowledge and agree that the Estimated IAIC Net Initial Settlement included in the computation of the Closing Cash Transfer Amount hereunder shall be deemed to have been paid on behalf of IAIC to Westport (if positive) or on behalf of Westport to IAIC (if negative), and the Estimated SSL Net Initial Settlement included in the computation of the Closing Cash Transfer Amount hereunder shall be deemed to have been paid on behalf of SSL to Westport (if positive) or on behalf of Westport to SSL (if negative), for all Tax and financial reporting purposes.

Section 2.05.   Closing and Post-Closing Adjustments.

(a)   Not later than the date that is five (5) Business Days prior to the anticipated Closing Date (or, if later, the first Business Day on which the Closing Date is known), Seller and IHC shall deliver to Purchaser a statement (the "Estimated Closing Statement"), consisting of

(i)   an estimated balance sheet of the Transferred Company as of the close of business on the last calendar day prior to the Effective Time,

(ii)   an estimated calculation in reasonable detail of Owner's Equity (the "Estimated Owner's Equity"),

(iii)   an estimated calculation in reasonable detail of the IAIC Reserve Transfer Amount as of the Effective Time (the "Estimated IAIC Reserve Transfer Amount"), substantially in the form of Schedule 1(a),

(iv)   an estimated calculation in reasonable detail of the SSL Reserve Transfer Amount as of the Effective Time (the "Estimated SSL Reserve Transfer Amount"), substantially in the form of Schedule 1(b),

(v)   an estimated calculation in reasonable detail of the Delayed Closing Adjustment Amount (if any) (the "Estimated Delayed Closing Adjustment Amount"),

(vi)   an estimated calculation in reasonable detail of the IAIC Net Initial Settlement (the "Estimated IAIC Net Initial Settlement"), substantially in the form of Schedule 2, and

(vii) an estimated calculation in reasonable detail of the SSL Net Initial Settlement (the "Estimated SSL Net Initial Settlement"), substantially in the form of Schedule 2.

The Estimated Closing Statement shall be estimated in good faith and based upon the Books and Records.

(b)   On or before the date that is ninety (90) calendar days after the Closing Date, Purchaser shall deliver to Seller a statement (the "Closing Statement") consisting of

(i)   a balance sheet of the Transferred Company as of the close of business on the last calendar day prior to the Effective Time,

(ii)   a calculation in reasonable detail of the Owner's Equity,

(iii)   a calculation in reasonable detail of the IAIC Reserve Transfer Amount as of the Effective Time,

(iv)   a calculation in reasonable detail of the SSL Reserve Transfer Amount as of the Effective Time, and

(v)   a calculation in reasonable detail of the Delayed Closing Adjustment Amount (if any).

The Closing Statement shall be in the same format as the Estimated Closing Statement.

(c)   The Closing Statement shall become final, binding and conclusive upon the Parties on the sixtieth (60th) day following Seller's receipt thereof, unless prior to such sixtieth (60th) day Seller delivers to Purchaser a written notice (a "Dispute Notice") stating that Seller believes the Closing Statement contains mathematical errors and specifying in reasonable detail each item that Seller disputes (each, a "Disputed Item"), the amount in dispute for each Disputed Item and the reasons supporting Seller's positions.

(d)   If Seller delivers a Dispute Notice, then Purchaser and Seller shall seek in good faith to resolve the Disputed Items during the thirty-day period beginning on the date Purchaser receives the Dispute Notice (the "Resolution Period"). If Purchaser and Seller reach agreement with respect to any Disputed Items, Purchaser shall revise the Closing Statement to reflect such agreement.

(e)   If Purchaser and Seller are unable to resolve all of the Disputed Items during the Resolution Period, then they shall jointly engage and submit the unresolved Disputed Items (the "Unresolved Items") to such independent accounting firm of nationally recognized standing as they may mutually agree (the "Independent Accountant"). Purchaser, on the one hand, and Seller, on the other hand, shall promptly (and in any event within ten (10) Business Days) after the Independent Accountant's engagement, each submit to the Independent Accountant their respective computations of the Unresolved Items still in dispute and information, arguments and support for their respective positions, and shall concurrently deliver a copy of such materials to the other party. Each of Purchaser and Seller shall then be given an opportunity to supplement the information, arguments and support included in its initial submission with one additional submission to respond to any arguments or positions taken by the other party in such other party's initial submission, which supplemental information shall be submitted to the Independent Accountant (with a copy thereof to the other party) within five (5) Business Days after the first date on which both Purchaser and Seller have submitted their respective initial submissions to the Independent Accountant. The Independent Accountant shall thereafter be permitted to request additional or clarifying information from the Parties, and each of the Parties shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may reasonably request. The Independent Accountant shall act as an arbitrator to determine, based solely on presentations by the Parties and not by independent review, only the Unresolved Items still in dispute. The Parties shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thirty (30) days after such items are submitted for review. The Independent Accountant shall make a determination with respect to the Unresolved Items only in a manner consistent with this Section 2.05, and in no event shall the Independent Accountant's determination of the Unresolved Items be for an amount that is outside the range of the Parties' disagreement. The determination of the Independent Accountant shall be final, binding and conclusive upon the Parties absent manifest error, and Purchaser shall revise the Closing Statement to reflect such determination upon receipt thereof. The fees, expenses and costs of the Independent Accountant shall be borne equally by Purchaser and Seller.

(f)   Each of Purchaser and Seller shall use its reasonable best efforts to provide promptly to the other Party all information and reasonable access to employees as the other Party may reasonably request in connection with review of the Closing Statement or the Dispute Notice, as the case may be, including all work papers of the accountants who compiled or reviewed such statements or notices (subject to the requesting Party and its representatives entering into reasonable customary undertakings required by the other Party's accountants in connection therewith), and shall otherwise cooperate in good faith with the other Party to arrive at a final determination of the Closing Statement.

(g)   (i) In the event that the total of Owner's Equity *minus* the Delayed Closing Adjustment Amount, each as reflected on the Closing Statement (as finally determined pursuant to this Section 2.05) exceeds the total of Estimated Owner's Equity *minus* the Estimated Delayed Closing Adjustment Amount, Purchaser shall, within five (5) Business Days of the determination thereof, transfer to Seller the amount of such excess, and (ii) in the event that the total of Estimated Owner's Equity *minus* the Estimated Delayed Closing Adjustment Amount exceeds the total of Owner's Equity *minus* the Delayed Closing Adjustment Amount, each as reflected on the Closing Statement (as finally determined pursuant to this Section 2.05), IHC and Seller, jointly and severally, shall, within five (5) Business Days of the determination thereof, transfer to Purchaser the amount of such excess; in either case, by wire transfer of immediately available funds to an account or accounts designated by the Party entitled to such payment.

(h)   (i) In the event that the IAIC Reserve Transfer Amount as reflected on the Closing Statement (as finally determined pursuant to this Section 2.05) exceeds the Estimated IAIC Reserve Transfer Amount, IHC and Seller shall cause IAIC to, within five (5) Business Days of the determination thereof, transfer to Westport the amount of such excess, and (ii) in the event that the Estimated IAIC Reserve Transfer Amount exceeds the IAIC Reserve Transfer Amount as reflected on the Closing Statement (as finally determined pursuant to this Section 2.05), Purchaser shall cause Westport to, within five (5) Business Days of the determination thereof, transfer to IAIC the amount of such excess; in either case, by wire transfer of immediately available funds to an account or accounts designated by the Person entitled to such payment.

(i)   (i) In the event that the SSL Reserve Transfer Amount as reflected on the Closing Statement (as finally determined pursuant to this Section 2.05) exceeds the Estimated SSL Reserve Transfer Amount, IHC and Seller shall cause SSL to, within five (5) Business Days of the determination thereof, transfer to Westport the amount of such excess, and (ii) in the event that the Estimated SSL Reserve Transfer Amount exceeds the SSL Reserve Transfer Amount as reflected on the Closing Statement (as finally determined pursuant to this Section 2.05), Purchaser shall cause Westport to, within five (5) Business Days of the determination thereof, transfer to SSL the amount of such excess; in either case, by wire transfer of immediately available funds to an account or accounts designated by the Person entitled to such payment.

(j)   Without limiting the other rights and obligations of the Parties hereunder, and for the avoidance of doubt, following the Closing settlements of premiums, claims and other amounts in respect of the Policies shall be made pursuant to the terms of the Experience Sharing

Agreements and the Coinsurance Agreements, and the Estimated IAIC Net Initial Settlement and the SSL Net Initial Settlement shall not be subject to adjustment hereunder.

Section 2.06.   Closing Deliverables.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, IHC and Seller shall, and shall cause their applicable Affiliates to, enter into and deliver to Purchaser:

(i)   duly executed instruments of transfer with respect to the RS Interests sufficient to effect the transfer contemplated by Section 2.01(a);

(ii)   counterparts to the SSL Coinsurance Agreement, the SSL Experience Sharing Agreement, the SSL Administrative Services Agreement and the SSL Renewal Rights Agreement, each duly executed on behalf of SSL;

(iii)   counterparts to the IAIC Coinsurance Agreement, the IAIC Experience Sharing Agreement, the IAIC Administrative Services Agreement and the IAIC Renewal Rights Agreement, each duly executed on behalf of IAIC;

(iv)   a counterpart to the Transition Services Agreement duly executed on behalf of each of SSL and the Transferred Company;

(v)   a counterpart to the Assignment and Assumption Agreement duly executed on behalf of Seller and each Affiliate of Seller that is a party thereto, if applicable;

(vi)   a counterpart to the Bill of Sale duly executed on behalf of Seller and each Affiliate of Seller that is a party thereto, if applicable;

(vii)   a certificate of Seller duly executed by an authorized officer of Seller, dated as of the Closing Date, certifying as to IHC's and Seller's compliance, as applicable, with the conditions set forth in Section 8.01(a) and Section 8.01(b);

(viii)   copies of the written resignations of each of the directors and officers of the Transferred Company, except as otherwise directed by Purchaser by written notice to Seller at least five (5) Business Days prior to the Closing (or, if later, the first Business Day on which the Closing Date is known); and

(ix)   a certificate from each of Seller, and any other Affiliate of Seller that sells any Transferred Assets to Purchaser pursuant to Section 2.01(b) (or, in the case of any such Person that is a disregarded entity for U.S. federal income tax purposes, a certificate from its regarded owner for U.S. federal income tax purposes), as applicable, to the effect that it is not a "foreign person" (as defined in the Code and Treasury Regulations), conforming to the requirements of Treasury Regulations Section 1.1445-2(b)(2).

(b)　　Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

      (i)　　Purchaser shall, and shall cause its applicable Affiliates to, enter into and deliver to Seller:

         (A)　　counterparts to the Coinsurance Agreements, the Experience Sharing Agreements and the Administrative Services Agreements, each duly executed on behalf of Westport;

         (B)　　counterparts to the Renewal Rights Agreement and, if applicable, a counterpart to the Assignment and Assumption Agreement, duly executed on behalf of Purchaser;

         (C)　　a counterpart to the Bill of Sale duly executed on behalf of Purchaser, if applicable; and

         (D)　　a certificate of Purchaser duly executed by an authorized officer of Purchaser, dated as of the Closing Date, certifying as to Purchaser's compliance with the conditions set forth in Section 8.02(a) and Section 8.02(b); and

      (ii)　　Purchaser shall pay (or cause one or more of its Affiliates to pay) an amount equal to the Closing Cash Transfer Amount by wire transfer of immediately available funds to the accounts designated in a written notice from Seller to Purchaser delivered at least five (5) Business Days prior to the anticipated Closing Date (or, if later, the first Business Day on which the Closing Date is known).

Section 2.07.　Withholding.　Notwithstanding any other provision of this Agreement, if the Seller or any relevant Affiliate fails to provide the certification described in Section 2.06(a)(ix), Purchaser and its Affiliates shall be entitled to deduct and withhold any amounts necessary to comply with Section 1445 of the Code. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority by Purchaser or any of its Affiliates, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Purchaser or any of its Affiliates and Purchaser shall provide such Person with official receipts evidencing such payment.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF IHC AND SELLER

Except as set forth in the Seller Disclosure Schedule (subject to Section 11.08), IHC and Seller, as applicable, hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing Date, as follows:

Section 3.01.　Organization, Standing and Authority.

(a)   Each of IHC and Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. IAIC is an insurance company duly incorporated, validly existing and in good standing under the laws of the State of Delaware. SSL is a life insurance company duly incorporated, validly existing and in good standing under the laws of the State of New York. Each other Seller Party is duly incorporated or organized and validly existing as a corporation or other legal entity under the laws of its jurisdiction of incorporation or domicile. The Transferred Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

(b)   Each of the Seller Parties and the Transferred Company (i) has all requisite corporate or other organizational power and authority to carry on the Business as it is now being conducted and to own, lease and operate its properties and assets and (ii) is duly qualified to do business as a foreign or alien corporation or other legal entity, as the case may be, in good standing in each jurisdiction in which the conduct of the Business makes such qualification necessary, except, in the case of this clause (ii), where the failure to hold such qualifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c)   Seller has made available to Purchaser true, complete and correct copies of the certificate of formation and operating agreement (or other organizational documents), each as amended to date, of the Transferred Company.

Section 3.02.   Authorization. Each Seller Party has all requisite corporate or other applicable organizational power to enter into, consummate the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is or is contemplated to become a party. The execution and delivery by each Seller Party of each of the Transaction Agreements to which it is or is contemplated to become a party, and the consummation by each Seller Party of the transactions contemplated thereby, have been duly authorized by all requisite corporate action on the part of each such Seller Party. Each of the Transaction Agreements to which a Seller Party is or is contemplated to become a party has been, or upon execution and delivery thereof will be, duly executed and delivered by all applicable Seller Parties. Assuming due authorization, execution and delivery by the other Parties hereto or thereto, each of the Transaction Agreements to which any Seller Party is or is contemplated to become a party constitutes, or, with respect to the Ancillary Agreements, upon execution and delivery thereof will after the Closing constitute, the legal, valid and binding obligation of such Seller Party, enforceable against it in accordance with its terms, subject in each case to (i) the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar laws now or hereafter in effect relating to or affecting creditors' rights and remedies generally and (ii) the effect of equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law) (the "Enforceability Exceptions").

Section 3.03.   Capital Structure; Title to RS Interests.

(a)   Seller is the record and beneficial owner of, and has good and valid title to, the RS Interests, free and clear of all Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the RS Interests, upon delivery to Purchaser at the Closing of the instruments of transfer with respect to the RS Interests pursuant to Section 2.06(a)(i), duly endorsed by Seller for transfer to Purchaser, good and valid title to the RS Interests will pass to Purchaser, free and clear of any Liens, except Liens arising from acts of Purchaser or its Affiliates.

(b)   The RS Interests consist of 100% of the membership interests of the Transferred Company, and Seller has been duly admitted as a member of the Transferred Company and has no obligation to make any additional contributions to the Transferred Company for the membership interests it owns or otherwise as a member of the Transferred Company. There are no restrictions upon the voting or transfer of the RS Interests pursuant to the organizational documents of the Transferred Company or any agreement to which Seller, the Transferred Company or any of their Affiliates is a party. The RS Interests are the only membership interests of the Transferred Company that are outstanding. There are no securities (whether convertible, exchangeable or otherwise), options, warrants, rights, commitments or agreements of any kind to which Seller or any of its Affiliates (including the Transferred Company) is a party or by which any of them is bound obligating any of them to issue, sell, deliver, repurchase, redeem or acquire membership interests or other voting or equity interests of the Transferred Company.

(c)   The Transferred Company does not have any Subsidiaries or otherwise own any shares of capital stock of, or other voting or equity interests in, any other Person.

Section 3.04.   No Conflict or Violation. The execution and delivery by each Seller Party of, and the consummation by each Seller Party of the transactions contemplated by, the Transaction Agreements to which each such Seller Party is or is contemplated to become a party do not and will not (a) violate or conflict with the organizational documents of such Seller Party, (b) subject to receipt of the Governmental Approvals referred to in Section 3.05, conflict with or violate any Applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any agreement or other instrument to which any Seller Party or the Transferred Company, (d) result in the creation or imposition of any Lien other than Permitted Liens on any assets of the Transferred Company or the Business or (e) result in a breach or violation of any of the terms or conditions of, result in a default under, or otherwise cause an impairment or revocation of, any Permit used in the Business, other than any such default, terminations, cancellations, accelerations, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.05.   Consents and Approvals. The execution and delivery by each Seller Party of the Transaction Agreements to which it is or is contemplated to become a party do not and will not, and the consummation by each Seller Party of the transactions contemplated by the Transaction Agreements to which it is or is contemplated to become a party will not, require any material consent, approval, authorization, waiver or other action by any Governmental Authority (a "Governmental Approval"), or any material application or notice to or filing with any Governmental Authority (a "Regulatory Filing"), except the Governmental Approvals and Regulatory Filings set forth in Section 3.05 of the Seller Disclosure Schedule.

Section 3.06.   Certain Contracts.

(a)   Section 3.06(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each Material Contract to which the Transferred Company or, solely with respect to the Business, IHC, Seller or any of their other Affiliates (including the Ceding Companies) is a party or by which any of its assets are bound as of the date hereof. The term "Material Contract" means all of the following types of contracts (whether or not actually listed in Section 3.06(a) of the Seller Disclosure Schedule, but excluding any Reinsurance Contract, any Company Benefit Plan or any Policy):

(i)   any Contract that restricts the ability of the Transferred Company to compete or engage in the conduct of the Business or in the marketing, selling or administration of any employer stop-loss insurance policies, including any restriction on the solicitation of current or prospective customers for the purchase of any such policies or the renewal or amendment of any existing Policy;

(ii)   mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit by or to the Transferred Company, or the direct or indirect guarantee by the Transferred Company of any obligation for borrowed money of any other Person, in each case where the maximum possible exposure to the Transferred Company is an amount in excess of $50,000;

(iii)   any Contract with any Significant Producer;

(iv)   any Contract between the Transferred Company, any Ceding Company or any of their Affiliates, on the one hand, and any customer or client of the Business, on the other hand, that accounted for more than $250,000 of the Transferred Company's gross revenue or more than $500,000 of any Ceding Company's gross premium volume in respect of the Business during the 12-month period ended September 30, 2015;

(v)   any Contract providing for the lease or purchase of material assets or equipment used in the conduct of the Business;

(vi)   the Leases;

(vii)   any limited liability company, partnership, joint venture or other similar Contract relating to the formation, creation, operation, management or control of any partnership or joint venture in respect of the Business;

(viii)   any contract, undertaking, memorandum of understanding or similar agreement with any Governmental Authority with respect to the Business;

(ix)   any Intercompany Contract;

(x)   any contract that relates to the acquisition or disposition by the Transferred Company of any division or line of business or operations, capital stock or material assets or any real estate entered into since January 1, 2015, or as to which there are any material ongoing obligations of the Transferred Company;

(xi)   any Contract restricting or granting rights to use or practice rights under Intellectual Property that is material to the Business, including licenses to use or practice rights under (A) Transferred Intellectual Property or Intellectual Property owned by the Transferred Company to a third Person or (B) Intellectual Property owned by a third Person and used in the Business;

(xii)   any service agreement, labor agreement or employment agreement between the Transferred Company, on the one hand, and a Key Employee, on the other hand, providing for payments, or potential payments, in excess of $200,000 in any year; or

(xiii) any Contract pursuant to which any material operational function of the Business (including advertising, marketing and IT systems support) is outsourced to or otherwise performed by a third Person.

(b)   True and complete copies in all material respects of each of the Material Contracts, including in each case all amendments and addenda thereto, have been made available to Purchaser prior to the date hereof. Each of the Material Contracts is in full force and effect and is the valid and binding obligation of Seller and each Affiliate of Seller party thereto, and, to the Knowledge of Seller, each other party thereto, subject to the Enforceability Exceptions. None of Seller or any Affiliate of Seller that is party thereto, nor, to the Knowledge of Seller, any other Person that is a party thereto, is (or, with the giving of notice or the lapse of time or both, will be), in any material respect, in violation or breach of or default under any of the Material Contracts. None of Seller or any Affiliate of Seller that is party thereto has received written or oral notice of cancellation of any Material Contract.

(c)   Section 3.06(c) of the Seller Disclosure Schedule contains a true, correct and complete list of all intercompany balances between any of Seller or its Affiliates, on one hand, and the Transferred Company, on the other hand ("Intercompany Balances"), as of November 30, 2015. Since the Balance Sheet Date, there has not been any accrual of Liability by the Transferred Company to Seller or any Affiliate of Seller or other transaction between the Transferred Company and Seller or any Affiliate of Seller in excess of $50,000, except in the ordinary course of business pursuant to an Intercompany Contract.

Section 3.07.   Title to Assets.

(a)   The Transferred Company has good and valid title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the assets (real and personal, tangible and intangible, including all Intellectual Property) reflected on the Reference Balance Sheet or acquired after the date of the Reference Balance Sheet (collectively, the "Assets"), in each case free and clear of any Lien other than Permitted Liens.

(b)   Seller or one of its Affiliates is the record and beneficial owner of, and holder of good and valid title to, all of the Transferred Assets, free and clear of all Liens other than Permitted Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Transferred Assets, upon delivery to Purchaser at the Closing of the Transferred Assets, good and valid title to the Transferred Assets will pass to Purchaser, free and clear of any Liens, except Permitted Liens and Liens arising from acts of Purchaser or its Affiliates.

(c)   Any Permitted Liens on the Assets or the Transferred Assets, individually or in the aggregate, do not interfere with the current use of any such Asset or Transferred Asset in the conduct of the Business or detract from the value thereof, except where such interference or detraction has or would reasonably be expected to have a Material Adverse Effect.

Section 3.08.   Absence of Litigation. Except as disclosed in Section 3.08 of the Seller Disclosure Schedule, there are no Actions (other than claims under or in connection with the Policies in the ordinary course of business and for amounts within applicable policy limits) pending or, to the Knowledge of Seller, threatened in writing against or affecting (i) the Transferred Company or (ii) Seller or any of its other Affiliates with respect to the Business that, in each case above, (A) if adversely determined, would reasonably be expected to result in losses in excess of $50,000 above any amounts reserved in respect of such Action in the Reference Balance Sheet, (B) seeks any material injunctive relief against the Transferred Company or, with respect to the Business, any of the Ceding Companies or (C) individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.09.   Compliance with Laws.

(a)   Except as disclosed in Section 3.09(a)(i) of the Seller Disclosure Schedule, each of Seller and its Affiliates (including the Ceding Companies and the Transferred Company) is, and since January 1, 2013 has been, in compliance in all material respects with all Applicable Laws with respect to the conduct of the Business. Except as set forth in Section 3.09(a)(ii) of the Seller Disclosure Schedule, since January 1, 2013, none of Seller or any of its Affiliates (including the Ceding Companies and the Transferred Company) has received any written notice from a Governmental Authority or other written or, to the Knowledge of Seller, oral communication from any Governmental Authority or has paid or incurred any penalty or fine imposed by a Governmental Authority in excess of $10,000, in each case, regarding any actual or alleged material violation of, or failure to comply with, Applicable Law in connection with the Business (other than actual or alleged violations which have been resolved).

(b)   Seller has made available to Purchaser true and complete copies of the reports (or the most recent draft thereof, to the extent any final report is not available) available as of the date hereof reflecting the results of the most recent financial examinations and market conduct examinations of the Transferred Company or a Ceding Company (to the extent relating to the Business) issued by any Insurance Regulator.

(c)   Except as set forth in Section 3.09(c) of the Seller Disclosure Schedule, there are no Orders in effect against or involving (i) the Transferred Company or (ii) Seller or any of its other Affiliates (including the Ceding Companies) in respect of the Business, in each case, under which such company has any continuing obligation. The Business is, and at all times since January 1, 2015 has been, conducted in compliance in all material respects with any such Orders.

(d)   None of the Ceding Companies (with respect to the Business) or the Transferred Company, or, to the actual knowledge of Seller, any officer, director or employee thereof, (i) has, directly or indirectly, taken any action which would cause them to be in material violation of (A) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (B) the UK Bribery Act 2010; or (C) any comparable Applicable Laws, or any Applicable Laws relating to anti-money laundering or (ii) has had dealings with any person or entity named on the list of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") or that a U.S. person is otherwise prohibited from dealing with under the laws, regulations and executive orders administered by OFAC. None of the Ceding Companies (with respect to the Business) or the Transferred Company (x) has received either a formal or informal inquiry from a Governmental Authority relating to alleged bribery or corruption; or (y) has conducted any internal investigation related to a suspicion of bribes or other corrupt conduct by an officer, director, employee, distributor, contractor or other agent of any Transferred Company or has otherwise received any notification or complaint of such conduct.

Section 3.10.   Permits.

(a)   Each of the Ceding Companies and the Transferred Company holds all Permits from all Insurance Regulators that are necessary for the current operation and conduct of the Business and all other Permits from Governmental Authorities that are necessary for the current operation and conduct of the Business since January 1, 2015 (collectively, the "ESL Permits"), other than failures to hold such Permits as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such ESL Permits are valid and in full force and effect in accordance with their terms. Each of the Ceding Companies and the Transferred Company is, and since January 1, 2015 has been, in compliance in all material respects with all such ESL Permits.

(b)   Since January 1, 2015, none of the Ceding Companies or the Transferred Company or any of their Affiliates has received any written notice or written or, to the Knowledge of Seller, oral communication from any Governmental Authority relating to the revocation, suspension or termination of, or material modification to (including imposing any restriction or condition thereon), any such ESL Permits, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Authority and there is no ongoing dispute with any Governmental Authority regarding the scope or terms of any such material ESL Permits. As of the date hereof, none of the Ceding Companies or the Transferred Company is the subject of any pending or, to the Knowledge of Seller, threatened action seeking the revocation, withdrawal, suspension, termination, cancellation, nonrenewal, modification or impairment of any such ESL Permit.

Section 3.11.   Employee and Labor Matters.

(a)   Section 3.11(a) of the Seller Disclosure Schedule lists all material Company Benefit Plans (including a written description of any oral Company Benefit Plans). With respect to each such Company Benefit Plan, Seller has provided or made available to Purchaser (where applicable) copies of (i) all related plan documents, trust agreements, insurance contracts or other funding arrangements, (ii) the most recent IRS determination letter with respect to each Company Benefit Plan intended to be qualified under section 401(a) of the Code, (iii) all current summary plan descriptions, (iv) all current employee handbooks and manuals and (v) all amendments and modifications to any such Company Benefit Plan or related document.

(b)   Section 3.11(b)(i) of the Seller Disclosure Schedule sets forth a complete and accurate list of all persons employed by the Transferred Company as of the date hereof ("Business Employees"). Except as provided in Section 3.11(b)(ii) of the Seller Disclosure Schedule, all employees whose work during 2015 related primarily to the Business and who on December 31, 2015 was then employed by Seller or any of its Affiliates (including the Transferred Company) either was or became an employee of the Transferred Company on January 1, 2016. Except as disclosed on Section 3.11(b)(ii) of the Seller Disclosure Schedule, no employee's employment has been transferred from the Transferred Company to Seller or any of its Affiliates (other than the Transferred Company) since January 1, 2015.

(c)   Each Company Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and, to the Knowledge of Seller, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan. Each Company Benefit Plan has been operated in all material respects in accordance with the terms of such Company Benefit Plan and applicable Law.

(d)   The Transferred Company has not incurred (either directly or indirectly, including as a result of an indemnification obligation) any liability under or pursuant to Title I of ERISA. Neither the Transferred Company nor its ERISA Affiliates have any liability under Title IV of ERISA or by reason of any failure of any of Seller and its Affiliates to comply with any obligation under ERISA or the Code to fund any Company Benefit Plan.

(e)   Except as set forth on Section 3.11(e) of the Seller Disclosure Schedule, the Transferred Company does not contribute to and is not obligated to contribute to, and since January 1, 2012 has not contributed to or been obligated to contribute to, a Multiemployer Plan or a "multiple employer plan" within the meaning of section 4063 or 4064 of ERISA.

(f)   Except as set forth on Section 3.11(f) of the Seller Disclosure Schedule, the Transferred Company does not provide, and otherwise has not liability with respect to, post-retirement health, medical or life insurance benefits for retired, former or current employees of the Transferred Company except as required to avoid the excise tax under section 4980B of the Code.

(g)   Except as disclosed in Section 3.11(g) of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) entitle any current or former employee, consultant, officer or director of the Transferred Company to severance pay or any other payment, (ii) accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any such employee, consultant, officer or director, (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Transferred Company's rights to administer, amend or terminate any Company Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any "disqualified individual" (as such term is defined in Treasury Regulation section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an "excess parachute payment" (as defined in section 280G(b)(1) of the Code). No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Transferred Company as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by section 409A of the Code.

(h)   Except as set forth in Section 3.11(h) of the Seller Disclosure Schedule, the Transferred Company is not a party to or is otherwise bound by any collective bargaining agreement, and there are no labor unions or other organizations or groups representing, purporting to represent or attempting to represent any employees employed by the Transferred Company. Since January 1, 2015, there has not occurred or, to the Knowledge of Seller, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of the Transferred Company.

(i)   The Transferred Company is in material compliance with Applicable Law respecting labor, employment, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters. Except as disclosed in Section 3.11(i) of the Seller Disclosure Schedule and except for instances that would not be, individually or in the aggregate, material, the Transferred Company has not received notice of (i) any unfair labor practice charge or complaint against the Transferred Company pending before the National Labor Relations Board or any other Governmental Authority, (ii) any charge or complaint against the Transferred Company pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices or (iii) any complaint or lawsuit against the Transferred Company concerning employees or former employees of the Transferred Company alleging employment discrimination or violations of occupational safety and health requirements pending before a court of competent jurisdiction. All individuals who provide services to the Transferred Company have at all times been accurately classified by the Transferred Company with respect to such services as an employee or a non-employee and as exempt or non-exempt.

Section 3.12.   Intellectual Property.

(a)   Section 3.12(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of (i) all Registered (x) Intellectual Property owned by the Transferred Company and

(y) Transferred Intellectual Property, indicating for each item: (A) the current owner; (B) the jurisdiction where the application or registration is located; and (C) the application or registration number, and (ii) proprietary Software and unregistered Trademarks that are material to the Business and (A) are owned by the Transferred Company, (B) are Transferred Intellectual Property or (C) are owned by Seller or an Affiliate (other than the Transferred Company) but that are not Transferred Intellectual Property, indicating for each item the current owner. The Intellectual Property required to be set forth in Section 3.12(a) of the Seller Disclosure Schedule is subsisting and, to the Knowledge of Seller, valid and enforceable.

(b) Seller and its Affiliates (other than the Transferred Company) are the exclusive and, if applicable, record owners of the Transferred Intellectual Property, free and clear of all Liens other than Permitted Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Transferred Intellectual Property, as of the Closing Date, Purchaser or its designee will be the exclusive owners of the Transferred Intellectual Property, free and clear of all Liens other than Permitted Liens and other than those arising from acts of Purchaser or its Affiliates.

(c) The Transferred Company is the exclusive and, if applicable, record owner of (i) the Registered Intellectual Property set forth in part (i)(x) of Section 3.12(a) of the Seller Disclosure Schedule that is material to the Business and (ii) to the Knowledge of the Seller, all unregistered Intellectual Property owned by the Transferred Company that is material to the Business, in each case, free and clear of all Liens other than Permitted Liens.

(d) Except as set forth in Section 3.12(d) of the Seller Disclosure Schedule, since January 1, 2013: (i) the operation of the Business, to the Knowledge of Seller, has not been and is not infringing or misappropriating the Intellectual Property of any third party; (ii) no third party has asserted in a writing received by Seller or any of its Affiliates (including the Transferred Company) that its conduct of the Business has infringed or misappropriated the Intellectual Property of any third party and there are no such claims pending or, to the Knowledge of Seller, threatened; and (iii) to the Knowledge of Seller, no third party has infringed or misappropriated or is now infringing or misappropriating any Transferred Intellectual Property or Intellectual Property owned by the Transferred Company.

(e) The Seller and its Affiliates (including the Transferred Company) have taken all actions reasonably necessary to maintain the validity and enforceability of the Transferred Intellectual Property and the Intellectual Property owned by the Transferred Company (in each case that are material to the Business) under Applicable Law (including (i) making and maintaining in full force and effect all necessary filings, registrations and issuances and (ii) maintaining the secrecy of all confidential Intellectual Property used in the Business). Neither the Seller nor any of its Affiliates (including the Transferred Company) have conducted the Business in a manner that would reasonably be expected to result in the cancellation or unenforceability of any Transferred Intellectual Property or any Intellectual Property owned by the Transferred Company that is material to the Business.

(f) To the Knowledge of Seller, neither Seller nor any of its Affiliates (including the Transferred Company) use or have used any Software licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) in any manner that would require any source code of Software that is Transferred Intellectual Property or owned by the Transferred Company to be disclosed, licensed for free, publicly distributed, attributed to any person or dedicated to the public.

Section 3.13.   Insurance Business.

(a)   Except as set forth in Section 3.13(a) of the Seller Disclosure Schedule, since January 1, 2015, the Ceding Company and the Transferred Company have filed all regulatory reports or statements relating to the Business required to be filed with any Insurance Regulator, other than failures to make such filings as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, statements, registrations, filings and submissions were true when filed and are utilized in compliance in all material respects with Applicable Law and within the scope of the approvals (if any) received with respect thereto. No material deficiencies have been asserted by any Governmental Authority with respect to any such filings which have not been cured or otherwise resolved.

(b)   Since January 1, 2015, any policy rate or rule utilized by any Ceding Company or the Transferred Company with respect to the Business, the use of which required filing or approval, have been appropriately filed, and, if required, approved by the Insurance Regulator of any state in which such rates or rules are required to be filed and (as applicable) approved or not objected to by such authorities within the period provided for approval or objection, other than failures to make such filings as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)   Seller has made available to Purchaser true and complete copies of all underwriting manuals (including each amendment thereto) utilized by the Transferred Company or any Ceding Company with respect to the Business since January 1, 2015. The underwriting standards and ratings applied since such date with respect to the Policies have conformed in all material respects to those contained in the underwriting manuals utilized by the Transferred Company and the Ceding Companies, as in effect at the times such Policies were underwritten.

(d)   Since January 1, 2015, the Policies have been administered in all material respects in accordance with the applicable policy forms and requirements of Applicable Law and all benefits claimed by any Person, and all charges and other amounts required to be calculated, under any Policy, have in all material respects been paid (or provision for payment thereof has been made) or calculated, as the case may be, in accordance with the terms of the applicable policy forms under which they arose, any such payments were not materially delinquent and were paid (or will be paid) without fines or penalties, except for any such claim for benefits for which the applicable Ceding Company reasonably believes or believed that there is a reasonable basis to contest payment and is taking such action.

(e)   No provision in any Policy gives the holder thereof or any other Person the right to receive policy dividends, distributions or other benefits or otherwise participate in the revenue, earnings or profits of any Ceding Company.

Section 3.14. Producers; Sale Practices.

(a)   Section 3.14(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of the Independent Producers that produced at least $5,000,000 in gross premium volume in respect of the Business for the period from December 1, 2014 to November 30, 2015 (each, a "Significant Producer"). To the Knowledge of Seller, each Significant Producer was duly and appropriately appointed by the applicable Ceding Company to act as a producer at the time such Significant Producer wrote, sold or produced any of the currently in-force Policies on behalf of the applicable Ceding Company, other than such failures to be so licensed as have not and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b)   Each of the Ceding Companies and the Transferred Company has sold, underwritten, administered and issued the Policies in compliance in all material respects with Applicable Law. To the Knowledge of Seller, each Significant Producer has performed with respect to the Policies in compliance in all material respects with Applicable Law.

(c)   Except as set forth in Section 3.14(c) of the Seller Disclosure Schedule, since January 1, 2015, none of the Ceding Companies nor the Transferred Company has received any written notice or communication from any Governmental Authority that a Significant Producer is in material violation of any Applicable Law applicable to the writing, sale, production or marketing of any of the Policies.

Section 3.15. Real Property.

(a)   The Transferred Company does not own any real property.

(b)   Section 3.15(b) of the Seller Disclosure Schedule lists all real property leased by the Transferred Company (the "Leased Real Property"), and the leases pursuant to which such Leased Real Property is leased, together with any amendments and modifications thereto (collectively, the "Leases"). The Transferred Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property. The Transferred Company has a valid and enforceable leasehold interest with respect to the Leased Real Property, free and clear of all Liens other than Permitted Liens and subject to the Enforceability Exceptions, and, as of the date hereof, neither the Transferred Company nor any of its Affiliates has received any written notice of any default under any Lease which remains uncured and, to the Knowledge of Seller, no event has occurred and no condition exists that, with notice or lapse of time or both, would constitute a default in any material respect under the Leases by the Transferred Company or the landlord thereunder.

(c)   There are no pending or, to the Knowledge of Seller, threatened Actions against the Transferred Company that seek to impose, or that are reasonably likely to result in, any material Liability of the Transferred Company under any Applicable Law concerning worker health and safety, pollution or the protection of the environment or human health as it relates to the environment; and the occupancy and use of the Leased Real Property under the Leases is in compliance, in all material respects, with all such Applicable Laws. The Transferred Company is not subject to any Contract or Order by or with any Governmental Authority or third party imposing any material Liability with respect to any of the foregoing. No environmental condition exists at any Leased Real Property that has adversely affected or would reasonably be expected to adversely affect the occupancy and use of the Leased Real Property in accordance with past practice.

Section 3.16.   Existing Reinsurance Contracts.

(a)   Section 3.16(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each reinsurance agreement to which any Ceding Company is a party and under which it has ceded, retroceded or assumed any risks in respect of the Policies and that is in force as of the date hereof (the "Reinsurance Contracts"). Seller has made available to Purchaser true, complete and correct copies of each of the Reinsurance Contracts, including in each case all amendments and addenda thereto.

(b)   Each of the Reinsurance Contracts is in full force and effect and constitutes a valid and binding obligation of the Ceding Company and, to the Knowledge of Seller, each other party thereto, enforceable against such Ceding Company and, to the Knowledge of Seller, each other party thereto in accordance with its terms, subject to the Enforceability Exceptions. Except as set forth in Section 3.16(b) of the Seller Disclosure Schedule, none of the Ceding Companies has delivered notice or received written or, to the Knowledge of Seller, oral notice of early termination of any such Reinsurance Contract. None of the Ceding Companies or any of their Affiliates that is a party thereto, nor, to the Knowledge of Seller, any other Person that is a party thereto, is (or, with the giving of notice or the lapse of time or both, will be), in any material respect, in violation or breach of or default under any Reinsurance Contract. The underwriting standards and guidelines utilized, and rates and rating factors applied, by the applicable Ceding Company with respect to the Policies reinsured under each Reinsurance Contract in which such Ceding Company has ceded or retroceded risks in respect of the Business conform in all material respects to the standards, rates and rating factors required pursuant to the terms of such Reinsurance Contracts.

(c)   Since January 1, 2015, (i) there has not been any dispute with respect to any material amounts recoverable or payable by any Ceding Company pursuant to any Reinsurance Contract and (ii) no reinsurer party to a Reinsurance Contract in which any Ceding Company has ceded or retroceded risks in respect of the Business has denied coverage with respect to any current or prospective material claim. All amounts owed under any Reinsurance Contracts have been timely paid in accordance with their terms. No Reinsurance Contract is currently subject to any pending audit by any party (other than a Ceding Company) thereunder, and no party (other than a Ceding Company) under any Reinsurance Contract has the right, as a result of the consummation of the transactions contemplated by this Agreement or otherwise, to modify the price or other terms of such Reinsurance Contract. Each Ceding Company is entitled under applicable SAP to take full credit in its statutory financial statements for all amounts recoverable by it pursuant to any of the Reinsurance Contracts under which it has ceded or retroceded any risks, and all such amounts are reflected in such statutory financial statements prepared in accordance with applicable SAP applied on a consistent basis.

Section 3.17.   Tax.

(a)   The Transferred Company is, and at all times has been, treated as disregarded as an entity separate from its owner for U.S. federal and state income tax purposes.

(b)   All material Tax Returns required to be filed (i) by on behalf of the Transferred Company or (ii) with respect to the Transferred Assets on or before the date hereof have been duly and timely filed and are complete and correct in all material respects. All Taxes (whether or not reflected on such Tax Returns) required to be paid by the Transferred Company or with respect to the Transferred Assets have been duly and timely paid.

(c)   There are no outstanding audits, examinations or other administrative or judicial actions by any Governmental Authority with regard to Taxes of, or attributable to, the Transferred Company or the Transferred Assets, nor is any such audit or other administrative or judicial action pending or threatened in writing.

(d)   No waiver of any statute of limitations relating to income or other material Taxes for which the Transferred Company is liable has been granted or requested. No waiver of any statute of limitations relating to material Taxes payable with respect to any of the Transferred Assets has been granted or requested.

(e)   The Transferred Company (i) is not and has not been a member of any affiliated, consolidated, unitary or combined group for purposes of filing a Tax Return and (ii) has no liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, or by Contract, other than an ordinary course Contract the primary purpose of which does not relate to Taxes.

(f)   No Governmental Authority in any jurisdiction in which the Transferred Company has not filed a particular type of Tax Return or paid a particular type of Tax has asserted in writing that the Transferred Company is required to file such Tax Return or pay such type of Tax.

(g)   The Transferred Company has deducted, withheld and timely paid to the appropriate Tax Authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, Affiliate or other party.

(h)   There are no Tax rulings, requests for rulings, or closing agreements relating to the Transferred Company that will materially affect the Transferred Company's or Purchaser's liability for Taxes for any period ending after the Closing Date.

(i)   The Transferred Company has not participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(c).

(j)   There are no Liens for Taxes upon any assets of the Transferred Company or any Transferred Assets except for Permitted Liens.

Section 3.18. <u>Financial Statements; Reserves; Books and Records</u>.

(a)   Seller has made available to Purchaser true, correct and complete copies of (i) the audited and unaudited annual statutory financial statements of IAIC as of and for the years ended December 31, 2013 and December 31, 2014 and of SSL as of and for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, together with the report of their independent auditors thereon, as of and for the years ended December 31, 2013 and December 31, 2014 and (ii) the unaudited statutory financial statements of each of the Ceding Companies as of and for the quarter ended September 30, 2015 (the "<u>Ceding Company Statutory Statements</u>"), in each case, as filed with the Insurance Regulator of each Ceding Company's jurisdiction of domicile. The Ceding Company Statutory Statements were prepared in accordance with applicable SAP consistently applied throughout all such periods and, except as set forth in <u>Section 3.18(a)</u> of the Seller Disclosure Schedule, fairly present, in all material respects, the financial position, admitted assets, liabilities and capital and surplus of the company covered thereby at their respective dates, and the results of operations, changes in surplus, and cash flows of the applicable Ceding Company for the periods covered thereby, subject, in the case of the quarterly Ceding Company Statutory Statements as of and for the quarter ended September 30, 2015, to normal year-end adjustments and the absence of full footnote disclosures and other presentation items, which will not be material to the Business. Neither of the Ceding Companies used any permitted practice in the preparation of its Ceding Company Statutory Statements.

(b)   Seller has made available to Purchaser true, correct and complete copies of (i) the unaudited balance sheets of the Transferred Company as of December 31, 2014 and September 30, 2015 and (ii) the unaudited income statement of the Transferred Company for the years December 31, 2013 and December 31, 2014 and for the quarter ended September 30, 2015 (the "<u>Transferred Company Financial Information</u>"). Such financial information has been prepared in accordance with GAAP applied on a consistent basis and presents fairly, in all material respects, the financial position of the Transferred Company at their respective dates and the results of operations of the Transferred Company for the periods covered thereby, subject, in the case of the quarterly Transferred Company Financial Information at and for the period ended September 30, 2015, to normal year-end adjustments.

(c)   The statutory policies reserves (including reserves of the Ceding Companies for payment of benefits, losses, claims, expenses and similar purposes (including claims litigation)) required by applicable SAP to be held by the Ceding Companies in respect of the Policies (the "<u>Reserves</u>") as of the Balance Sheet Date, as set forth in the Ceding Company Statutory Statements prepared as of such date, (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in such Ceding Company Statutory Statements), (ii) were fairly stated in all material respects in accordance with applicable SAP and satisfied the requirements of Applicable Law in all material respects as of the Balance Sheet Date and (iii) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding Reserves in prior fiscal years, except as otherwise noted in the Ceding Company Statutory Statements as of the Balance Sheet Date. For the avoidance of doubt, IHC and Seller make no express or implied representation or warranty hereby or otherwise under this Agreement that the reserves held by or on behalf of any Ceding Company or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established, or that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(d)   As of the date of this Agreement, the Transferred Company has no outstanding indebtedness for borrowed money from third party lending sources and has not guaranteed any such indebtedness of any other Person.

(e)   The Books and Records (i) are true, complete and correct in all material respects, (ii) have been maintained in all material respects in accordance with sound business practices and Applicable Law, (iii) accurately present and reflect, in all material respects, all of the Business and all transactions and actions related thereto, (iv) have been prepared using processes and procedures for which there are no material weaknesses or significant deficiencies in internal controls over financial reporting that adversely affect the ability of any Ceding Company, the Transferred Company, Seller or their applicable Affiliates accurately to present and reflect in all material respects all of the Business and other transactions and actions related thereto and (v) to the Knowledge of Seller, contain no material Data Input Inaccuracies.

(f)   Since January 1, 2015 and through the date of this Agreement, the Transferred Company nor, to the Knowledge of the Transferred Company, any current or former director, officer, employee, auditor, accountant or representative of the Transferred Company, has received or been under a duty to report (including any self-reporting obligation) any non-frivolous complaint, allegation, assertion or claim regarding the accounting, reserving or auditing practices, procedures, methodologies or methods of the Transferred Company or its respective internal accounting controls, including any complaint, allegation, assertion or claim that the Transferred Company has engaged in questionable accounting, reserving or auditing practices.

Section 3.19.   No Undisclosed Liabilities. The Transferred Company has no Liabilities that would be required to be reserved against or otherwise disclosed or reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP, except for (a) as set forth in Section 3.19 of the Seller Disclosure Letter, (b) liabilities and obligations disclosed or reserved against in the balance sheet included in the Reference Balance Sheet or specifically disclosed in the notes thereto and (c) liabilities and obligations that (i) were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice and (ii) have not and would not reasonably be expected, individually and in the aggregate, to have a Material Adverse Effect.

Section 3.20.   Absence of Certain Changes. From the Balance Sheet Date to the date of this Agreement, except as set forth in Section 3.20 of the Seller Disclosure Schedule, the Business has been conducted in the ordinary course consistent with past practice and (a) there has not been any event, occurrence or condition of any character that has had, or which would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect and (b) none of Seller or any of its Affiliates (including the Ceding Companies and the Transferred Company) has taken any action or failed to take any action that would have resulted in a breach of Section 5.01, had Section 5.01 been in effect since the Balance Sheet Date.

Section 3.21.   Actuarial Reports.

(a)   The information and factual data furnished by Seller and its Affiliates in writing to Milliman or to Purchaser or any of its Representatives in connection with the preparation of the Actuarial Report (a) were obtained from the Books and Records, (b) were generated from the same underlying sources and systems that were utilized by Seller or its applicable Affiliates to prepare the Ceding Company Statutory Statements to the extent applicable and (c) was true and correct in all material respects and, to the Knowledge of Seller, did not include any material Data Input Inaccuracies. No information was omitted from such information or data which was necessary to make the Actuarial Report not misleading in any material respect.

(b)   The Seller has made available to Purchaser true, correct and complete copies of all actuarial reports in the Seller's possession and prepared by the Seller or by opining actuaries, independent or otherwise, on or after January 1, 2015 with respect to the Business (including all material attachments, addenda, supplements and modifications thereto). To the Knowledge of the Seller, neither the Transferred Company nor the Ceding Companies have intentionally withheld any information relevant to the preparation of any actuarial reports on or after January 1, 2015.

Section 3.22.   Sufficiency of Assets. Except as set forth in Section 3.22 of the Seller Disclosure Schedule, the assets, rights, properties and services transferred or made available to Purchaser and its Affiliates pursuant to this Agreement, the other Transaction Agreements and the Assigned Contracts will, as of the Closing, comprise assets, rights, properties and services that are sufficient to permit Purchaser to operate the Business immediately following the Closing Date in substantially the same manner as the Business is being operated as of the date hereof. This Section 3.22 does not address employee matters, which are addressed in Section 3.10, or any Permit needed for Westport to write new or renewal insurance policies with respect to the Business after the Closing Date.

Section 3.23.   Data Protection and Privacy; IT Systems.

(a)   Since January 1, 2015, Seller and its Affiliates (including the Ceding Companies and the Transferred Company) with respect to the Business (i) have been and are in material compliance with any and all applicable Privacy and Data Security Laws, contractual requirements, terms of use and privacy policies pertaining to data protection or information privacy, security, collection, storage, use, disclosure, disposal, maintenance and transmission and (ii) have used and use commercially reasonable efforts to protect and maintain the secrecy and security of data and non-public information that any of them (or a third Person on behalf of any of them) collects, stores, uses, maintains or transmits and to prevent unauthorized access to, or unauthorized use or disclosure of, such data or non-public information by any unauthorized Person.

(b)   Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the Business, since January 1, 2015, none of Seller and its Affiliates (including the Ceding Companies and the Transferred Company), or, to the Knowledge of Seller, any third Person working on behalf of any of them, has experienced a breach of security or an incident of unauthorized access, disclosure, use, destruction or loss of any data or non-public information that is related to the Business that Seller or its Affiliates (including the Transferred Company) (or a third Person on behalf of any of them) collects, stores, uses, maintains or transmits.

(c)   To the extent used in the conduct of the Business, the IT Systems (i) are in good repair and operating condition and are adequate and suitable (including with respect to working condition, security, performance and capacity) for the purposes for which they are being used or held for use, and (ii) to the Knowledge of Seller do not contain any Malware that would reasonably be expected to materially interfere with the ability of the Purchaser, Westport and the Transferred Company to conduct the Business. Seller and its Affiliates (including the Ceding Companies and the Transferred Company) (A) have implemented, maintain, and comply with commercially reasonable business continuity and backup and disaster recovery plans with respect to the IT Systems, and (B) have taken commercially reasonable steps to test such plans and procedures on a regular basis. Since January 1, 2015, there has been no (i) failure, breakdown, persistent substandard performance, or (ii) to the Knowledge of the Seller, unauthorized access or use, or other adverse event, in each case of (i) or (ii) affecting any of the IT Systems that has caused or could reasonably be expected to cause any material disruption to the conduct of the Business.

Section 3.24.   Insurance Policies of the Transferred Company. Section 3.24 of the Seller Disclosure Schedule lists all material insurance policies covering the Transferred Company or the officers or directors thereof, in each case, as in effect on the date hereof (the "Transferred Company Insurance Policies"). All premiums payable under the Transferred Company Insurance Policies either have been timely paid or adequate provisions for the payment thereof have been made, and the Transferred Company is not in material breach or default and has not taken any action or failed to take any action that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such Transferred Company Insurance Policy. As of the date of this agreement, there is no material claim pending under any such Transferred Company Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies and, to the Knowledge of Seller, there has been no threatened termination of, material alteration in coverage, or material premium increase with respect to, any such Transferred Company Insurance Policy in respect of the Business.

Section 3.25.   Brokers and Finders. Except for Dowling Hales LLC, whose fees and expenses will be paid by IHC or Seller, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of IHC, Seller, the Transferred Company or any of their Affiliates who might be entitled to any fee or commission from Purchaser or any of its Affiliates (including, after the Closing, the Transferred Company) upon consummation of the transactions contemplated hereby.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedule (subject to Section 11.08), Purchaser hereby represents and warrants to IHC and Seller, as of the date hereof and as of the Closing Date, as follows:

Section 4.01.   <u>Organization, Standing</u>. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Westport is an insurance company duly organized, validly existing and in good standing under the laws of Missouri. Each other Purchaser Party is duly incorporated or organized and validly existing as a corporation or other legal entity under the laws of its jurisdiction of incorporation or domicile.

Section 4.02.   <u>Authorization</u>. Each Purchaser Party has all requisite corporate or other applicable organizational power to enter into, consummate the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is or is contemplated to become a party. As of the Closing Date, the execution and delivery by each Purchaser Party of each of the Transaction Agreements to which it is or is contemplated to become a party, and the consummation by each Purchaser Party of the transactions contemplated thereby, will have been duly authorized or ratified by all requisite corporate or other similar organizational action on the part of each such Purchaser Party. Each of the Transaction Agreements to which a Purchaser Party is or is contemplated to become a party has been, or upon execution and delivery thereof will be, duly executed and delivered by all applicable Purchaser Parties. Assuming due authorization, execution and delivery by the other Parties hereto or thereto, each of the Transaction Agreements to which any Purchaser Party is or is contemplated to become a party constitutes, or upon execution and delivery thereof will constitute, the legal, valid and binding obligation of each such Purchaser Party, enforceable against it in accordance with its terms, subject in each case to the Enforceability Exceptions.

Section 4.03.   <u>No Conflict or Violation</u>. The execution and delivery by each Purchaser Party of, and the consummation by each Purchaser Party of the transactions contemplated by, the Transaction Agreements to which each such Purchaser Party is or is contemplated to become a party do not and will not (a) violate or conflict with the organizational documents of such Purchaser Party, (b) subject to the Governmental Approvals referred to in Section 4.04, conflict with or violate in any material respect any Applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any Contract to which such Purchaser Party is a party or by which any of them or any of their respective properties or assets is bound or subject; or (d) result in a breach or violation of any of the terms or conditions of, result in a default under, or otherwise cause an impairment or revocation of, any Permit of any Purchaser Party; other than any such conflicts, violations, breaches, defaults, terminations, accelerations or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.04. Consents and Approvals. The execution and delivery by each Purchaser Party of the Transaction Agreements to which it is or is contemplated to become a party do not and will not, and the consummation by each Purchaser Party of the transactions contemplated by the Transaction Agreements to which it is or is contemplated to become a party will not, require any material Governmental Approval or any material Regulatory Filing, except the Governmental Approvals and Regulatory Filings set forth in Section 4.04 of the Purchaser Disclosure Schedule.

Section 4.05. Absence of Litigation. Except as disclosed in Section 4.05 of the Purchaser Disclosure Schedule, there are no Actions pending or, to the Knowledge of Purchaser, threatened in writing against or affecting Purchaser or any of its Affiliates that, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.06. Compliance with Laws. Except as disclosed in Section 4.06 of the Purchaser Disclosure Schedule, each of Purchaser and its Affiliates is in compliance with all Applicable Laws, except for such instances of noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.07. Purchase Not for Distribution. The RS Interests to be acquired under the terms of this Agreement will be acquired by Purchaser for its own account and not with a view to distribution. Purchaser will not resell, transfer, assign, pledge or otherwise dispose of any RS Interests, except in compliance with the registration requirements of the Securities Act of 1933, as amended and any applicable state securities laws, or pursuant to an available exemption therefrom.

Section 4.08. No Other Representations. Purchaser acknowledges and agrees that the only representations or warranties made by IHC, Seller or their Affiliates with respect to the Transferred Company or the Business are the representations and warranties made in this Agreement, and none of IHC, Seller or their Affiliates makes any express or implied representation or warranty with respect to any information provided by IHC, Seller, or their Affiliates or Representatives in connection with the transactions contemplated by this Agreement, including as to (a) merchantability or fitness for any particular use, (b) the operation of the Business by the Purchaser after the Closing in any manner, or (c) the probable success or profitability of the ownership, use or operation of the Business by Purchaser after the Closing, in each case, other than the representations and warranties made in this Agreement.

Section 4.09. Brokers and Finders. There is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Purchaser who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.10. Availability of Funds. Purchaser or the applicable Purchaser Party, as the case may be, will have available to it at Closing on an unconditional basis the financial capability and all sufficient cash on hand necessary to pay the Closing Cash Transfer Amount, to effect all other transactions contemplated by this Agreement and the Ancillary Agreements and to pay all fees and expenses of or payable by Purchaser and any other amounts required to be paid by

Purchaser in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

ARTICLE V.

COVENANTS

Section 5.01. Conduct of Business. Between the date hereof and the Closing Date, except as otherwise required by Applicable Law, as expressly provided for by this Agreement, as set forth in Section 5.01 of the Seller Disclosure Schedule or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)	Seller shall cause the Transferred Company to, and with respect to the Business Seller shall and shall cause its Affiliates (including the Ceding Companies) to, (i) conduct the Business in the ordinary course of business consistent with past practice and (ii) use its best efforts to maintain the Business and the current significant business relationships and goodwill of the Business with the policyholders, employees, Independent Producers and other customers, suppliers and service providers of and to the Business;

(b)	Seller shall cause the Transferred Company not to:

(i)	(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, the outstanding membership interests or other securities of the Transferred Company, (B) split, combine or reclassify any of the outstanding membership interests of the Transferred Company, (C) transfer, issue, sell, pledge, encumber or dispose of, or authorize the transfer, issuance, sale, pledge, encumbrance or disposition of, any membership interests of or other voting or equity interests in the Transferred Company, or grant options, calls, puts, warrants or other rights to purchase or otherwise acquire any membership interests of or other voting or equity interests in the Transferred Company, or (D) purchase, redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any of the RS Interests or any other voting or equity securities of the Transferred Company, or any options, calls, puts, warrants or rights to acquire any such interests or securities;

(ii)	amend (whether by merger, consolidation or otherwise) its certificate of formation, operating agreement or other organizational documents, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii)	make any material changes in its financial or Tax accounting methods, principles, practices or procedures (or change an annual accounting period), except as may be required under GAAP, SAP or Applicable Law;

(iv)   (A) acquire, transfer, issue, sell, lease, exchange, pledge, encumber or dispose of any material assets, except in the ordinary course of business consistent with past practice, (B) enter into any lease of real property or (C) acquire any direct or indirect interest in real property;

(v)   make any capital expenditure for which the aggregate consideration paid or payable is in excess of $25,000 in any individual transaction or in excess of $50,000 in the aggregate;

(vi)   make any material payment to or on behalf of Seller or any of its Affiliates, other than payments required under any Intercompany Contract in effect as of the date hereof, except in the ordinary course of business consistent with past practice;

(vii)   (A) issue any debt securities or otherwise incur any Indebtedness, (B) assume, grant, guarantee or endorse, or otherwise become responsible for, the Liabilities of another Person, (C) make any loans, advances or capital contribution to, or investments in, any other Person, except in the ordinary course of business consistent with past practice or (D) cancel any debts owed to the Transferred Company, in each case, for individual amounts in excess of $25,000 or in the aggregate in excess of $50,000;

(viii)   excluding salary, bonus, commissions, benefits and payroll tax, incur any expenses in any calendar month in excess of $400,000;

(ix)   acquire any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing;

(x)   enter into any settlement or release with respect to any Action or Order, unless such settlement or release contemplates only the payment of money without ongoing limits on the conduct or operation of the Business, which payments of money shall not be in excess of $25,000 individually or $50,000 in the aggregate;

(xi)   (A) waive or release any obligation for payments or other amounts owed to the Transferred Company by Seller or any of its Affiliates, or (B) otherwise forgive, cancel or compromise any debt or claim, or waive or release any right, of material value, or fail to pay or satisfy when due any material Liability (other than any such Liability that is being contested in good faith);

(xii)   (A) abandon, modify, waive, terminate or allow to lapse any material Permit, (B) withdraw from any line of business or (C) enter into any new line of business;

(xiii) (A) amend, assign any rights under, renew or extend or terminate any existing Material Contract or (B) enter into any Contract that would be a Material Contract if in effect on the date of this Agreement;

(xiv) make, revoke or amend any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return or file any claims for Tax refunds, enter into any closing agreement, settle or compromise any Tax claim, audit or assessment or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, in each case only to the extent such action would have an effect on the Transferred Company or the Purchaser after the Closing;

(xv) (A) grant or pay any severance or termination pay to (or amend any such existing arrangement with) any Key Employee, (B) increase benefits payable to any Business Employee under any existing severance or termination pay policies or employment agreements, (C) establish, adopt or amend an employment, severance, termination, retention or change of control, deferred compensation or other similar agreement entered into with any Business Employee, (D) establish, adopt or amend for the benefit of any director, officer, employee or independent contractor any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit or compensation plan or arrangement, (E) amend, modify or terminate any existing Company Benefit Plan in any manner that would increase the liability of the Transferred Company to any Key Employee, (F) grant any new equity awards to any director, officer, employee or independent contractor of the Transferred Company, (G) accelerate the vesting or payment of, or fund or in any other way secure the payment, compensation or benefits under, any Company Benefit Plan to the extent not required by the terms of this Agreement, any Seller Benefit Plan or such Company Benefit Plan as in effect on the date of this Agreement, (H) hire any person as an officer who would have an annualized rate of pay in excess of $50,000, or any independent contractor whose services may not be terminated without penalty on notice of not more than ten (10) Business Days or (I) otherwise increase salaries, bonuses or other compensation or benefits payable to any Business Employee of the Transferred Company, except, in each case, (1) as required by Applicable Law or the terms of any Seller Benefit Plans or Company Benefit Plans or the terms of this Agreement, (2) in the ordinary course of business consistent with past practices (including in connection with promotions and employee review cycles) or (3) as set forth on Schedule 5.01(b)(xv) of the Seller Disclosure Schedule; or

(xvi) agree or commit to do or make any public announcement with respect to any of the foregoing;

(c)   Seller shall not, and shall cause its applicable Affiliates and Representatives not to:

       (i)   cease providing any services to the Transferred Company that are provided to the Transferred Company as of the date hereof or change in any material respect the terms upon or manner in which such services are provided;

       (ii)   (A) amend (in any material respect), assign, renew or extend or terminate any Assigned Contract, (B) enter into any new Contract that would constitute an Assigned Contract or (C) waive, release or assign any material rights or claims under any Assigned Contract, except, in each case, in the ordinary course of business consistent with past practice;

       (iii)   (A) sell, dispose of, or transfer any Transferred Asset or any of the RS Interests or (B) permit or allow any Transferred Assets or any RS Interests to become subject to any material Lien; or

       (iv)   agree or commit to do or make any public announcement with respect to any of the foregoing; and

(d)   With respect to the Business, Seller shall cause the Ceding Companies not to:

       (i)   A) amend, assign, renew or extend or terminate any existing Material Contract or Reinsurance Contract, (B) enter into any Contract that would be a Material Contract or Reinsurance Contract if in effect on the date of this Agreement or (C) waive, release or assign any material rights or claims under any Material Contract or Reinsurance Contract;

       (ii)   make any material change in its accounting, actuarial, payment, pricing, marketing, discounting (with respect to new or renewal business), reserving, risk management, underwriting or claims administration policies, practices, standards or principles, or make any change in the investment guidelines; in each case except as may be required by GAAP, SAP or Applicable Law;

       (iii)   except in connection with claims management activities in the ordinary course of business, forgive, cancel or compromise any debt or claim, or waive or release any right, of material value, or fail to pay or satisfy when due any material Liability (other than any such Liability that is being contested in good faith);

       (iv)   enter into any settlement or release with respect to any Action or Order (except for claims under Policies or Reinsurance Contracts in the ordinary course of business within applicable policy limits), unless such settlement or release contemplates only the payment of money without ongoing limits on the conduct or operation of the Business, which payments of money shall not be in excess of $25,000 individually or $50,000 in the aggregate;

(v) abandon, modify, waive, terminate or allow to lapse any material Permit used in the Business; or

(vi) agree or commit to do or make any public announcement with respect to any of the foregoing.

Section 5.02. Pre-Closing Access to Information.

(a) Between the date of this Agreement and the Closing Date, subject to Applicable Law and to the extent such information is in the possession of Seller, the Transferred Company or their Affiliates, Seller shall afford to Purchaser and its Representatives reasonable access, upon reasonable advance notice and during normal business hours, to all of the properties, Contracts, books and records, documents and information relating to the assets, liabilities, business, operations, personnel and other aspects of the Business, the Transferred Assets and the Assumed Liabilities, and to the employees and officers of Seller and its Affiliates, as Purchaser may reasonably request; and, during such period, Seller shall, and shall cause its Affiliates to, furnish to Purchaser such information that relates to the Business, the Transferred Assets or the Assumed Liabilities as Purchaser may from time to time reasonably request; provided, however, that Seller shall not be obligated to provide such access or information if doing so would violate Applicable Law or a Contract or obligation of confidentiality owing to a third-party, or violate or jeopardize any attorney-client or other similar privilege; provided, further, that (i) that Seller shall use commercially reasonable efforts to obtain waivers or make other arrangements (including redacting information or entering into joint defense agreements) that would enable otherwise required disclosure to Purchaser or its Representatives to occur without so jeopardizing privilege or contravening such Applicable Law, Contract or obligation of confidentiality and (ii) the auditors and outside accountants of Seller shall not be obligated to make work papers available unless Purchaser has signed a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such auditors or accountants, as applicable. Purchaser agrees that it will hold, and will cause its Affiliates and each of their respective Representatives to hold, any information so obtained in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement and Section 5.04. Access to such Representatives and Books and Records shall not unreasonably interfere with the business operations of Seller or its Affiliates.

(b) Without limiting the foregoing, from the date hereof until the Closing, Seller shall deliver to Purchaser complete copies of (i) the audited or unaudited statutory financial statements of the Ceding Companies, together with any notes, exhibits or schedules thereto, that are filed with the Insurance Regulator for such Ceding Company's jurisdiction of domicile between the date hereof and the Closing, as promptly as practicable after the preparation thereof and (ii) the audited or unaudited financial statements of the Transferred Company, together with any notes, exhibits or schedules thereto, as promptly as practicable after the preparation thereof.

Section 5.03. Post-Closing Access to Information.

(a) For a period of thirty (30) months following the Closing Date, to the extent permitted by Applicable Law and such information is in the possession of Seller or its Affiliates, Seller shall: (i) allow Purchaser, upon reasonable prior notice and during normal business hours, through its Representatives, the right to examine and make copies, at Purchaser's sole expense, of any Books and Records which were retained by Seller or its Affiliates following the Closing as Purchaser may reasonably request; and (ii) allow Purchaser to interview Seller's and its Affiliates' Representatives for any reasonable business purpose relating to the Business, Purchaser's preparation or examination of regulatory and statutory filings and financial statements and the conduct of any litigation relating to the Business (other than any (A) litigation or dispute between Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand, and (B) if involving a Third Party Claim, other than as would be detrimental to Seller's or its Affiliates' position against such Third Party), or the conduct of any regulatory authority, policyholder, reinsurer or other dispute resolution or any other Third Party Claim (whether or not such Third Party Claim is the subject of an indemnification claim by a Purchaser Indemnified Person or Seller Indemnified Person), whether pending or threatened. Access to such Representatives and Books and Records shall be at Purchaser's sole expense and shall not unreasonably interfere with the business operations of Seller or its Affiliates or excessively burden Seller's or its Affiliates' personnel.

(b) For a period of thirty (30) months following the Closing Date, to the extent permitted by Applicable Law, Purchaser shall: (i) allow Seller, upon reasonable prior notice and during normal business hours, through its Representatives, the right to examine and make copies, at Seller's sole expense, of any Books and Records which were transferred to Purchaser or its Affiliates at or after the Closing pursuant to Section 5.05 as Seller may reasonably request; and (ii) allow Seller to interview Purchaser's and its Affiliates' Representatives for any reasonable business purpose relating to the Business, including in connection with Seller's preparation or examination of regulatory and statutory filings and financial statements, and the conduct of any litigation relating to the Business (other than any (A) litigation or dispute between Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand and (B) if involving a Third Party Claim, other than as would be detrimental to Purchaser's or its Affiliates' position against such Third Party), or the conduct of any regulatory authority, policyholder, reinsurer or other dispute resolution or any other Third Party Claim (whether or not such Third Party Claim is the subject of an indemnification claim by a Purchaser Indemnified Person or Seller Indemnified Person), whether pending or threatened. Access to such Representatives and Books and Records shall be at Seller's expense and shall not unreasonably interfere with the business operations of Purchaser or its Affiliates or excessively burden Purchaser's or its Affiliates' personnel.

(c) Notwithstanding any other provision of this Agreement, a Party and its Affiliates shall not be obligated to provide such access to any Books and Records or information if such Party determines, in its reasonable judgment, that doing so would violate Applicable Law (except that copies thereof shall be furnished to the requesting Party to the extent permitted under Applicable Law) or a Contract or obligation of confidentiality owing to a third-party; provided, however, that such Party shall use commercially reasonable efforts to obtain waivers or make other arrangements that would enable otherwise required disclosure to Purchaser or its Representatives to occur without so contravening such Applicable Law, Contract or obligation of confidentiality.

Section 5.04. Confidentiality.

(a)   The terms of the confidentiality agreement, dated December 8, 2014 (the "Confidentiality Agreement"), between IHC and Swiss Re Direct Investments Company Ltd shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate to the extent relating to the Transferred Company and the Business. If, for any reason, the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)   Notwithstanding the foregoing, nothing in the Confidentiality Agreement shall restrict, prohibit or delay the ability of Purchaser to exercise its rights or perform its obligations under the Transaction Agreements.

(c)   From and after the Closing: (i) Seller shall, and shall cause its Representatives to, maintain in confidence any written, oral or other information to the extent relating to the Transferred Company or the Business obtained by virtue of Seller's ownership of the Business prior to the Closing; and (ii) Purchaser shall, and shall cause its Representatives to, maintain in confidence any written, oral or other information of or relating to Seller or its Affiliates (other than information relating to the Transferred Company or the Business) obtained by virtue of its ownership of the Business from and after the Closing, except, in each case, to the extent that the applicable Party is required to disclose such information by judicial, regulatory or administrative process or pursuant to Applicable Law (provided that such Party has given the other Party written notice of such potential disclosure and, to the extent reasonably requested by such other Party, cooperated with such other Party in seeking an appropriate order or other remedy protecting such information from disclosure) or such information can be shown to have been in the public domain through no fault of the applicable Party.

Section 5.05. Maintenance and Transfer of Books and Records. Through the Closing Date, Seller shall, and shall cause its Affiliates to, maintain the Books and Records in all material respects in the same manner and with the same care that the Books and Records have been maintained for the 12-month period prior to the execution of this Agreement. At the Closing, Seller shall cause all Books and Records in the possession of Seller or any of its Affiliates to be delivered to Purchaser (or a Person designated by Purchaser), in a manner mutually agreed upon by the Parties. Notwithstanding the foregoing, Seller and its Affiliates shall not be required to transfer the Books and Records that: (i) are necessary for Seller to provide services under the Transition Services Agreement (to the extent that such Books and Records cannot be duplicated and a copy retained by Seller or its applicable Affiliate(s)); or (ii) are not permitted to be disclosed or transferred under Applicable Law; provided, that (A) Seller shall, and shall cause its Affiliates to, provide Purchaser and its Representatives reasonable access to such Books and Records and (B) once such Books and Records are no longer necessary for the provision of such services or are permitted to be transferred, as applicable, Seller shall cause such Books and Records to be delivered to Purchaser (or a Person designated by Purchaser) in a manner mutually agreed upon by the Parties.

Section 5.06. Governmental Approvals and Filings.

(a)   Subject to the terms and conditions of this Agreement, Seller and Purchaser shall each use its reasonable best efforts, and shall cooperate fully with each other, (i) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date hereof, the transactions contemplated by the Transaction Agreements and (ii) to obtain as promptly as practicable all necessary Governmental Approvals necessary in connection with the consummation of the transactions contemplated by the Transaction Agreements. In connection therewith, Seller and Purchaser shall make and cause their respective Affiliates to make all legally required filings as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by the Transaction Agreements, shall provide and shall cause their respective Affiliates to provide such information and communications to Governmental Authorities as such Governmental Authorities may request, shall take and shall cause their respective Affiliates to take all steps that are necessary, proper, or advisable to avoid any Action by any Governmental Authority with respect to the transactions contemplated by the Transaction Agreements, shall defend or contest in good faith any Action by any third party (other than any Governmental Authority), whether judicial or administrative, challenging any of the Transaction Agreements or the transactions contemplated thereby, and shall consent to and comply with any condition imposed by any Governmental Authority on its grant of any such Governmental Approval, except, in the case of Purchaser, for any such condition that would reasonably be expected to result in the imposition of a Burdensome Condition.

(b)   Without limiting the generality of the foregoing, (i) Purchaser shall, and shall cause its applicable Affiliates to, make all Regulatory Filings listed in Section 4.04 of the Purchaser Disclosure Schedule within the periods specified in such Section of the Purchaser Disclosure Schedule, and (ii) within five (5) Business Days after the date hereof, Seller shall, and shall cause the Ceding Companies and any other applicable Affiliates to, make all Regulatory Filings listed in Section 3.05 of the Seller Disclosure Schedule, which filings in each case shall include all required exhibits. Purchaser and Seller shall, upon request, furnish each other with all information concerning themselves, their respective Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of any Regulatory Filing made by or on their behalf to any Governmental Authority in connection with the transactions contemplated by the Transaction Agreements. A reasonable time prior to furnishing any written materials to any Governmental Authority in connection with the transactions contemplated by the Transaction Agreements, the filing Party shall furnish the other Party with a copy thereof, and such other Party shall have a reasonable opportunity to provide comments thereon, which comments shall be considered by the filing Party in good faith; provided, in no event will any Party be required to disclose to the other Party any Trade Secrets or personally identifiable information or personal financial information in respect of itself or any of its Representatives. Each Party shall give to the other Party prompt written notice if it or any of its Affiliates receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Transaction Agreements and, in the case of any such notice or communication that is in writing, shall promptly furnish the other Party with a copy thereof. If any Governmental Authority requires that a hearing be held in connection with any such Governmental Approval, each Party shall use its reasonable best efforts to arrange for such hearing to be held promptly after the notice that such hearing is required has been received by such Party. Each Party shall give to the other Party reasonable prior written notice of the time and place when any meetings, telephone calls, or other conferences may be held by it with any Governmental Authority in connection with the transactions contemplated by the Transaction Agreements (other than telephone calls regarding routine administrative matters), and the other Party shall have the right to have a representative or representatives attend or otherwise participate in any such meeting, telephone call, or other conference unless the relevant Governmental Authority does not consent to attendance or participation by such other Party's representative or such attendance or participation is prohibited by Applicable Law.

(c)   Notwithstanding anything herein to the contrary, Purchaser shall not be obligated to take or refrain from taking or to agree to it, its Affiliates, the Transferred Company or any of their respective Representatives taking or refraining from taking any action (including any amendment, waiver or termination of any agreement, including any Transaction Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements, would or would reasonably be expected to result in a Burdensome Condition being imposed by a Governmental Authority. As used in this Agreement, "Burdensome Condition" means any arrangement, condition or restriction (i) that would reasonably be expected to materially and adversely impact the aggregate economic or business benefits, taken as a whole, that Purchaser and its Affiliates reasonably expect to derive from the transactions contemplated by the Transaction Agreements, (ii) to sell or hold separate or agree to sell, divest or discontinue, before or after the Closing Date, any properties, assets, businesses or licenses of Purchaser, its Affiliates or the Transferred Company or (iii) that otherwise is reasonably likely to have a material adverse effect on the business, financial condition, operations or results of operations of Purchaser and any of its Affiliates, taken as a whole. Without the prior written consent of Purchaser, Seller shall not, and shall cause its Affiliates and their respective Representatives not to, take or refrain from or to agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including any Transaction Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would constitute, or would reasonably be expected to result in the imposition of, a Burdensome Condition.

(d)   Following the date of this Agreement, IHC and Seller shall, and shall cause the Ceding Companies to, provide reasonable cooperation and assistance to Westport so as to enable Westport to make all policy form and rate filings and other filings with Governmental Authorities as may be necessary or appropriate for Westport to issue, in its own name, insurance policies of the type included in the Policies in each U.S. jurisdiction where the Policies have been issued.

Section 5.07.   Third Party Approvals; Assigned Contracts.

(a)   Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate and use commercially reasonable efforts to obtain, as soon as reasonably practicable, any required consent, agreement, sublicense, approval, authorization, notice or waiver of, to or by any third party (other than a Governmental Authority) (each, a "Third Party Approval") necessary to consummate and make effective the transactions contemplated by the Transaction

Agreements. To the extent that Seller and Purchaser have been unable to complete the actions contemplated by this Section 5.07(a) prior to the Closing, following the Closing, Seller and Purchaser shall continue to use commercially reasonable efforts to obtain such required Third Party Approvals.

(b)   Until such time as all such required Third Party Approvals are obtained or waived, Seller and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both Parties, including through the Transition Services Agreement.

(c)   All fees, costs and expenses incurred under or in connection with obtaining any Third Party Approvals shall be borne equally by Seller and Purchaser.

Section 5.08.   Shared Contracts.

(a)   Prior to Closing, Seller shall and shall cause its Affiliates to, use commercially reasonable efforts to identify all Shared Contracts and provide a schedule of such identified Shared Contracts to Purchaser and to supplement such schedule from time to time after the initial delivery thereof if additional Shared Contracts are subsequently identified. Upon Purchaser's request, with respect to any Shared Contract, Seller and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to (i) cause the counterparty to any such Shared Contract to enter into a new contract with Purchaser or its designee, effective as of the Closing, on terms substantially similar to those contained in such Shared Contract including with respect to pricing, in order for the Business to receive the applicable benefits as those provided under such Shared Contract (each such new contract, a "New Contract"), or (ii) if practicable, assign to Purchaser or its designee the benefits and obligations under such Shared Contract as they relate to the Business.

(b)   If the Parties are not able to obtain a New Contract with a counterparty to any such Shared Contract or partially assign such Contract pursuant to Section 5.08(a)(ii) prior to the Closing, then following the Closing (i) Seller and Purchaser shall, and shall cause their respective Affiliates to, continue to use commercially reasonable efforts to cause such counterparty to enter into a New Contract, and (ii) until such time as a New Contract is executed, Seller and Purchaser shall use and shall cause their respective Affiliates to use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both Parties, including making the benefits associated with the applicable Shared Contract available through the Transition Services Agreement, under which the Business would, in compliance with Applicable Law, obtain the benefits associated with the applicable Shared Contract such that the Business would be placed in a substantially similar position as if a New Contract were executed.

(c)   All fees, costs and expenses incurred under or in connection with this Section 5.08 shall be borne equally by Purchaser and Seller (other than any license or services fees due in the ordinary course of any New Contract, which shall be borne by Purchaser).

Section 5.09. Further Assurances.

(a) Subject to the terms and conditions herein provided, including Section 5.06 and Section 5.07:

(i) each of the Parties shall, and shall cause its Affiliates to, execute such documents and other papers and perform such further acts as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby and by the other Transaction Agreements; and

(ii) each Party shall, at or prior to the Closing Date, use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby and by the other Transaction Agreements, including the execution and delivery of any documents, certificates, instruments or other papers and the taking of any other actions that are reasonably necessary for the consummation of the transactions contemplated hereby and by the other Transaction Agreements.

(b) Subject to the terms and conditions of this Agreement, on and after the Closing Date, each of the Parties shall, and shall cause their respective Affiliates to, take all reasonable actions and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out any of the provisions hereof, so as to put Purchaser and its Affiliates in full possession and operating control of the Business and to effect fully the separation of the Business from Seller and its Affiliates.

(c) Between the date hereof and the Closing, the Parties shall cooperate in good faith to review and finalize Schedule 1(a) (IAIC Reserve Transfer Amount), Schedule 1(b) (SSL Reserve Transfer Amount) and Schedule 2 (Net Initial Settlement) hereto, Schedule I to the Forms of Experience Sharing Agreement and Coinsurance Agreement (Ceding Allowance) and Schedule A to the Form of Experience Sharing Agreement (2016 Settlement Statement). The Schedules so agreed upon shall be incorporated in this Agreement or the applicable Ancillary Agreement, as applicable, as though originally set forth in this Agreement.

Section 5.10. Certain Contracts; Novations.

(a) Following the date hereof, if and when reasonably requested by Purchaser, IHC and Seller shall, and shall cause the Ceding Companies to, provide reasonable cooperation and assistance to Purchaser and Westport and use their reasonable best efforts to communicate with policyholders with respect to, and following the Closing Date to obtain the consent of policyholders for, and any necessary or appropriate Governmental Approvals and/or other Third Party Approvals for, the novation of any Policies in force at or after the Effective Time from the applicable Ceding Company to Westport. All correspondence with policyholders or beneficiaries under any Policy in connection with any such proposed novation shall be in a form reasonably acceptable to Westport and the applicable Ceding Company, and each Party shall, or shall cause its applicable Affiliates to, promptly advise the other Parties of any communications received with respect to any such proposed novation. Purchaser or Westport shall be solely responsible for all costs and expenses associated with obtaining any such consents and approvals, including payment of any amounts payable to any policyholder or beneficiary in connection with obtaining such consent or approval.

(b)   Following the date hereof, IHC and Seller shall, and shall cause the Ceding Companies to, provide reasonable cooperation and assistance to Purchaser and Westport in connection with Westport's negotiation of and entry into reinsurance agreements satisfactory to Westport with each of the counterparties to SSL under the Reinsurance Contracts that are identified as "Captive Programs" in Section 3.16(a) of the Seller Disclosure Schedule.

(c)   Following the Closing Date, if and when requested by Purchaser, IHC and Seller shall, and shall cause the applicable Ceding Companies to, provide reasonable cooperation and assistance to Westport and use their reasonable best efforts to obtain the Third Party Approval of the counterparty to the Reinsurance Contract identified in Section 5.10(c) of the Seller Disclosure Schedule as required to terminate or commute such Reinsurance Contract to the extent applicable to the Policies upon terms proposed by Purchaser or Westport; provided that such terms shall also be reasonably acceptable to Seller and the applicable Ceding Company, and in no event shall such termination or commutation be effective prior to the Closing. Each Party shall, or shall cause its applicable Affiliates to, promptly advise the other Parties of any communications received with respect to any such proposed termination or commutation. Purchaser shall be responsible for all costs and expenses associated with obtaining such Third Party Approval and effecting such termination or commutation, and shall be entitled to receive any amounts paid by such counterparty in connection therewith. At such time as Westport and such counterparty agree upon terms for such termination or commutation (which terms are reasonably acceptable to Seller and the applicable Ceding Company), upon the request of Purchaser, Seller shall cause the applicable Ceding Company to execute and deliver such documents as Purchaser or Westport may request in order to effect such termination or commutation.

Section 5.11. Non-Solicitation of Employees. During the period beginning on the Closing Date and ending on the second (2nd) anniversary thereof:

(a)   without the prior written consent of Purchaser, neither Seller nor any of its Affiliates shall, whether directly or indirectly, solicit for employment, employ or otherwise contract for the services of any Continuing Employee; provided, that nothing in this Section 5.11(a) shall prohibit Seller or any of its Affiliates from engaging in general solicitations not directed at such Persons or from soliciting, employing or contracting for the services of any such Person whose employment with or engagement by Purchaser or any of its Affiliates (including the Transferred Company) has been involuntarily terminated by Purchaser or its applicable Affiliate, or who has otherwise ceased to be employed or engaged by Purchaser or any of its Affiliates (including the Transferred Company) for a period of at least six months prior to the first contact by Seller or any of its Affiliates with such Person; and

(b)   neither Purchaser nor any of its Affiliates shall, whether directly or indirectly, solicit for employment, employ or contract for the services of any director, officer or employee of Seller or any of its Affiliates with whom Purchaser and its Affiliates first had contact or who (or whose performance) became known to Purchaser and its Affiliates in connection with the evaluation of the transactions contemplated by, the due diligence Purchaser conducted in connection with, or the negotiation of, the Transaction Agreements, or the performance of services under the Transition Services Agreement, other than any Continuing Employee; provided, that nothing in this Section 5.11(b) shall prohibit Purchaser or any of its Affiliates (including the Transferred Company) from engaging in general solicitations not directed at such Persons or from soliciting, employing or contracting for the services of any such Person whose employment with or engagement by Seller or its Affiliates has been involuntarily terminated by Seller or its applicable Affiliate, or who has otherwise ceased to be employed or engaged by Seller or any of its Affiliates for a period of at least six months prior to the first contact by Purchaser or any of its Affiliates with such Person.

Section 5.12.   Non-Competition. For a period of forty-two (42) months following the Closing Date, IHC and Seller shall not, and shall cause their Affiliates, other than TRU LLC, (together with Seller, the "Restricted Entities") not to, directly or indirectly market, underwrite, distribute, issue, assume, reinsure, sell or administer, in any state or jurisdiction within the United States, any medical stop-loss insurance (the "Competing Business"); provided, however, that this Section 5.12 shall not prohibit at any time or in any way prevent or restrict:

(i)   SSL from performing its obligations under the SSL-TRU Agreement and the SSL-Murphy Agreement prior to the termination of such agreements pursuant to Section 5.15(b) and Section 5.15(c);

(ii)   any Restricted Entity from performing any act or conducting any business expressly required by this Agreement or any other Transaction Agreement;

(iii)   any Restricted Entity from (A) making any investment or providing advisory services (or activities related thereto) in a fiduciary or agency capacity and carried out on behalf of clients or other third party beneficiaries in the ordinary course of business, or (B) making passive investments for general insurance accounts or investment management, proprietary investing or trading activities in the ordinary course of its businesses; provided that in no event shall the aggregate ownership interest held by Restricted Entities in any Person engaged in a Competing Business, whether directly or indirectly, exceed 5% of the aggregate voting power or issued and outstanding equity securities of such Person;

(iv)   any Restricted Entity from acquiring a Person that conducts, either directly or indirectly, a Competing Business (such Person, together with its Affiliates, a "Competing Person"), or 5% or more of the voting power or outstanding equity interests in any Competing Person that derived in excess of 15% (but not in excess of 35%) of its total consolidated revenues in its most recent fiscal year from activities that constitute Competing Business; or

(v)   subject to the foregoing clause (iv), any Restricted Entity from foreclosing on collateral of or acquiring any of the outstanding capital stock or other interests in any Person that has outstanding indebtedness to any Restricted Entity, or engaging in any activities otherwise prohibited by this Section 5.12 in connection with any such Person as a result of the acquisition of such capital stock or other interests in connection with a debt previously contracted.

For the avoidance of doubt, the Parties understand and acknowledge that this Section 5.12 shall in no way prohibit, prevent or restrict the Seller or its Affiliates from offering, performing any obligations under agreements currently in force or entering into any agreements in the future, for third party administrator self funded services or brokerage services.

The Parties acknowledge that the covenants set forth in Section 5.11 and this Section 5.12 are an essential element of this Agreement and that, but for these covenants, the Parties would not have entered into this Agreement. The Parties acknowledge that Section 5.11 and this Section 5.12 constitute independent covenants and shall not be affected by performance or nonperformance of any other provision of this Agreement or any other Transaction Agreement by the parties thereto.

The Parties acknowledge that the type and periods of restriction imposed in the provisions of Section 5.11 and this Section 5.12 are fair and reasonable and are reasonably required for the protection of the Parties. If any of the restrictions or covenants in Section 5.11 or this Section 5.12 are hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portions. If any of the restrictions or covenants contained in Section 5.11 or this Section 5.12, or any portion thereof, are deemed to be unenforceable because such covenant or restriction is held to cover a geographic area or to be of such duration as is not permitted under Applicable Law, the Parties agree that the court making such determination shall have the power to reduce the duration and/or geographic areas of such provision and, in its reduced form, said provision shall then be enforceable.

Each Party recognizes that its obligations under Section 5.11 and this Section 5.12 are special, unique and extraordinary in character and that, in the event of any actual violation of any provision of Section 5.11 or this Section 5.12, the other Party shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to obtain damages for any actual violation, enforce the specific performance and/or enjoin any actions in violation of Section 5.11 or this Section 5.12.

Section 5.13. Transition Matters. Promptly after the date hereof, and in any event within 30 days thereafter, Seller and Purchaser shall each appoint a transition team to:

(a)   cooperate in good faith to develop a plan for separating the Business from the businesses of Seller and its retained Affiliates so as to minimize the adverse impact of such separation on each party's businesses, and

(b)   finalize, review, revise and update, where appropriate, the schedules to the Transaction Agreements between the date hereof and the Closing, with any such mutually agreed upon revised and updated schedules to replace the corresponding schedules attached to the form of Transaction Agreements.

Section 5.14. Intellectual Property License. Subject to compliance with the terms and conditions hereof, and effective as of the Closing, Seller, on behalf of itself and its Affiliates (other than the Transferred Company), hereby grants to Purchaser and its Affiliates (including the Transferred Company) a non-exclusive, worldwide, perpetual, irrevocable, transferable, sublicensable, paid-up and royalty-free right and license to use and practice the Seller's Licensed IP Rights solely in connection with the Business, substantially as conducted as of the Closing Date. Purchaser shall, and shall cause its Affiliates and sublicensees to, use reasonable care to maintain and protect the Trade Secrets included in Seller's Licensed IP Rights.

Section 5.15. Related Party Agreements.

(a) Seller shall cause all of the Intercompany Contracts set forth in Section 5.15(a) of the Seller Disclosure Schedule to be terminated immediately prior to the Closing, including, as applicable, by terminating the Transferred Company's participation in all agreements between more than one of Seller and its Affiliates (other than the Transferred Company), on the one hand, and the Transferred Company, on the other hand, and Seller shall cause all Intercompany Balances to be paid in full and settled immediately prior to the Closing, such that, as of immediately after the Closing, the Transferred Company shall not have any further Liability or amount receivable under such Intercompany Contracts or for any Intercompany Balances.

(b) On or prior to the Closing Date, Seller shall cause SSL to deliver to TRU LLC valid notice of termination of the SSL-TRU Agreement, which termination shall be effective as of the earliest possible date permitted under the SSL-TRU Agreement for notice of termination given on such date; provided, however, if requested by TRU LLC in writing in its discretion prior to the end of such termination period, Purchaser agrees that the termination period can be extended by an additional 90 days, resulting in an aggregate termination period of up to 180 days after notice of termination is received.

(c) On or prior to the Closing Date, Seller shall cause SSL to deliver to JB Murphy Associates LLC valid notice of termination of the SSL-Murphy Agreement, which termination shall be effective as of the earliest possible date permitted under the SSL-Murphy Agreement for notice of termination given on such date; provided, however, if requested by JB Murphy Associates LLC in writing in its discretion prior to the end of such termination period, Purchaser agrees that the termination period can be extended by an additional 90 days, resulting in an aggregate termination period of up to 180 days after notice of termination is received.

(d) Between the date of this Agreement and the Closing, the Parties shall cooperate and use commercially reasonable efforts to amend the SSL-RS Agreement such that (i) the SSL-RS Agreement relates solely to the Policies (and any other policies assumed by Westport under the SSL Coinsurance Agreement or the SSL Experience Sharing Agreement) issued or assumed by SSL, (ii) the Transferred Company will calculate statutory reserves in respect of medical stop-loss business produced under the SSL-RS Agreement, SSL-TRU Agreement and the SSL-Murphy Agreement and provide these amounts to SSL, until such reserves are closed or by mutual agreement of SSL and the Transferred Company, (iii) SSL and the Transferred Company will continue to provide administrative and support services to one another between the date hereof and the Closing, in a manner and upon terms consistent with past practice and (iv) in consideration of the services described in the foregoing clauses (ii) and (iii), each party receiving a service will pay to the party providing a service an amount representing the cost of performing such services (including allocated personnel costs) as agreed in good faith by Purchaser and Seller.

Section 5.16. Bank Accounts. Prior to the Closing, Seller shall change, effective as of the Closing, the individuals authorized to draw on or who have access to the bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Transferred Company to the individuals designated in writing by Purchaser.

Section 5.17. Seller Information Statement. Without limiting any of the obligations of IHC or Seller set forth in Section 5.06:

(a)   As promptly as practicable (and in any event within 10 Business Days) following the date of this Agreement, IHC shall prepare and file, or cause to be prepared and filed, with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the transactions contemplated by this Agreement (the "Information Statement"). IHC shall promptly notify Purchaser upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Information Statement. IHC shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Information Statement. IHC shall keep Purchaser reasonably apprised of the status of the SEC's review of the Information Statement and shall notify Purchaser promptly upon the latest of (i) confirmation from the SEC that it has no further comments on the Information Statement, (ii) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (iii) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement.

(b)   IHC shall use reasonable best efforts to cause the Information Statement to be (i) filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act and (ii) mailed to the stockholders of American Independence Corporation, in each case as promptly as practicable after, and in any event within two (2) Business Days after, the latest of (A) confirmation from the SEC that it has no further comments on the Information Statement, (B) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (C) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement.

ARTICLE VI.

EMPLOYEE MATTERS

Section 6.01. Employee Matters.

(a)   Except as set forth on Section 6.01(a) of the Seller Disclosure Schedule, not later than immediately prior to the Closing Date, Seller shall retain or assume, as the case may be, any liabilities or obligations of the Transferred Company arising from or in connection with any Company Benefit Plan.

(b)   Not later than three (3) days prior to the Closing Date, Seller shall provide Purchaser with an updated list of all Business Employees employed by the Transferred Company as of the date thereof in the same form as the list provided on Section 3.11(b)(i) of the Seller Disclosure Schedule.

(c)   Promptly but not later than 30 days following the Closing Date, the Transferred Company shall make full payment to each employee of the Transferred Company who continues employment with the Transferred Company following the Closing (each, a "Continuing Employee" and together, the "Continuing Employees") in respect of each such employee's accrued but unused paid time-off (the "PTO Accruals") at the relevant date. Purchaser shall inform the Seller of the amount of the PTO Accruals within five (5) Business Days of the date such amount is paid in accordance herewith. Following the Closing, all Continuing Employees shall be subject to the Purchaser's policies governing paid time-off and will not receive credit for unused paid time-off accrued prior to the Closing.

(d)   As of the Closing Date, the Business Employees shall cease active participation in Seller Benefit Plans. For a period of twelve (12) months following the Closing Date (the "Protected Period"), Purchaser shall provide, or shall cause the Transferred Company and its Affiliates to provide, each Continuing Employee with base salary or base wages and a target bonus opportunity that are the same as the base salary or base wages and target bonus opportunity provided by the Transferred Company to such Continuing Employee immediately prior to the Closing. During the Protected Period, Purchaser shall provide, or shall cause the Transferred Company and its Affiliates to provide, Continuing Employees with employee benefits that are substantially comparable in the aggregate to those provided by the Transferred Company to such Continuing Employee immediately prior to the Closing; provided, however, that nothing herein shall be deemed to preclude Purchaser or any of its Affiliates from amending or terminating any Company Benefit Plan in accordance with the terms thereof or terminating any Continuing Employee.

(e)   Seller and IHC shall cause the account balance of each Continuing Employee in any Seller Benefit Plan that is a defined contribution plan to become fully vested, effective at the Closing.

(f)   On the Closing Date, Seller shall cause the Transferred Company to cancel the employment agreements of and pay to each of Joel McKeever, Kenneth F. Gumbiner, Robert A. Shea, Michael A. Kemp, Thomas Gibbons and Pasquale Vignone such individual's Contract Severance Expense. Prior to the Closing, but not before the Effective Time, Seller shall contribute to the Transferred Company an amount equal to the aggregate amount of the Contract Severance Expense for all such persons.

(g)   At or prior to the Closing, Seller shall cause the Transferred Company to terminate the deferred compensation plan known as the Executive Nonqualified Excess Plan and pay out the benefits accrued thereunder in accordance with the terms of such Executive Nonqualified Excess Plan.

(h)   Each Continuing Employee shall be credited, under the employee benefit plans of Purchaser and its Affiliates in which Continuing Employees commence to participate after the Closing (the "New Benefit Plans"), with the same amount of service as was credited by the Transferred Company and its Affiliates as of the Closing under similar or comparable Company Benefit Plans or Seller Benefit Plans (such plans, collectively, the "Old Plans") except (i) for purposes of benefit accrual under qualified and non-qualified defined benefit plans, (ii) for any purpose where service credit for the applicable period is not provided to participants generally under the applicable Old Plan or policy and (iii) to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (x) with respect to any New Benefit Plans in which the Continuing Employees commence to participate following the Closing, each Continuing Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under an Old Plan and (y) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Purchaser and the Transferred Company shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any Old Plan. Purchaser and the Transferred Company shall use commercially reasonable best efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee's participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan. Seller agrees to provide, or to cause to be provided to, Purchaser such information as shall be necessary or appropriate for Purchaser honor any such commitment with respect to any such eligible expenses. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to provide or make available any health retirement accounts or flexible spending accounts for Continuing Employees.

(i)   This Article VI shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Article VI, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Article VI. Without limiting the foregoing, no provision of this Article VI will create any third party beneficiary rights in any current or former employee, director or consultant of the Transferred Company in respect of continued employment (or resumed employment) or any other matter, nor shall it require the Purchaser or any of its Affiliates (including the Transferred Company) to pay or provide any compensation that would otherwise be prohibited by Applicable Law.

ARTICLE VII.

TAX MATTERS

Section 7.01.   Transfer Taxes. Each of Seller and Purchaser shall bear one-half of the responsibility for any Transfer Taxes arising out of or in connection with the transactions contemplated herein. "Transfer Taxes" means any and all sales, use, stamp, documentary, filing, recording, transfer, goods and services, provincial sales, harmonized sales, excise, real estate, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, securities transactions, conveyance and notarial Taxes, and similar fees, Taxes and governmental charges (together with any interest, penalty, addition to Tax, and additional amount imposed in respect thereof).

Section 7.02.   Cooperation and Exchange of Information. Seller and Purchaser shall provide each other with such cooperation and information as either of them or their respective Affiliates may reasonably request of the other in filing any Tax Return, amended Tax Return or claim for Tax refund, determining a liability for Taxes or a right to a Tax refund, or participating in or conducting any contest in respect of Taxes (provided that such parties shall have first executed a confidentiality agreement in commercially reasonable form). Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax Authorities. Each party and its Affiliates shall make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Any party making a request for cooperation pursuant to this Section 7.01 shall reimburse the party providing such cooperation for its reasonable out-of-pocket expense occasioned by the provision of such cooperation. Each of Seller and Purchaser shall use commercially reasonable efforts to retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Transferred Company for each Tax period first ending after the Closing Date and for all prior Tax periods until the later of (i) the expiration of the statute of limitations of the Tax period to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Tax periods, and (ii) three years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 7.02 shall be kept confidential except as otherwise may be necessary in connection with the filing of Tax Returns or claims for Tax refunds or in conducting a contest or as otherwise may be required by Applicable Law or the rules of any stock exchange.

Section 7.03.   Tax Allocation Agreements. Prior to the Closing Date, Seller shall terminate all Tax Allocation Agreements to which the Transferred Company is a party such that the Transferred Company shall have no obligations thereunder following the Closing.

Section 7.04.   Tax Treatment of Indemnity Payments. Seller and Purchaser agree to treat all payments made by either of them to or for the benefit of the other or the other's Affiliates or the Transferred Company under any indemnity provisions of this Agreement as adjustments to the RS Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof to the extent permissible under Applicable Law.

Section 7.05.   Amended Tax Returns. Except as required by Applicable Law, Purchaser shall not, and shall not cause or permit the Transferred Company to file or cause to be filed any amended Tax Return or claim for refund, or take any other action which could cause Seller or its Affiliates to have a loss or liability for Taxes, in each case without the prior written consent of Seller.

Section 7.06.   Tax Contests. Seller or IHC shall promptly notify Purchaser in writing upon receipt by Seller or IHC, and Purchaser shall promptly notify Seller or IHC in writing upon receipt by Purchaser or any of its Affiliates, of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which might affect the Tax liabilities of the Transferred Company (a "Tax Proceeding"), Seller or IHC for periods or portions thereof ending before, on or including the Closing Date, provided that failure to provide notice of a Tax Proceeding shall not relieve any Party of its obligations pursuant to this Agreement except to the extent such Party was materially prejudiced by such failure. At Seller's or IHC's expense, the Seller or IHC shall control the conduct of any Tax Proceeding to the extent such Tax Proceeding (i) relates exclusively to one or more Tax periods ending on or before the Closing Date and not to any Tax period that includes any period following the Closing Date, and (ii) is not reasonably likely to result in any adverse consequences to the Purchaser or the Transferred Company in any Tax period that includes any period following the Closing Date. Purchaser shall have the right to attend or participate in any such Tax Proceeding. Purchaser shall control all other Tax Proceedings of the Transferred Company not controlled by Seller under this Section 7.06, but Seller or IHC shall have the right to attend or participate in any such Tax Proceeding to the extent (y) such proceeding relates to a Tax period that includes any period prior to or including the Closing Date, and (z) the resolution of such Tax Proceeding could reasonably be expected to give rise to a claim for indemnification. To the extent that this Section 7.06 and Section 10.03 conflict, this Section 7.06 shall control.

ARTICLE VIII.

CONDITIONS TO CLOSING

Section 8.01.   Conditions to Obligations of Purchaser.

The obligations of Purchaser under this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Purchaser to the extent permitted by Applicable Law:

(a)   Representations and Warranties. The representations and warranties of IHC and Seller contained in Article III of this Agreement (i) that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects and (ii) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects, except that the Seller Specified Representations shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date (except to the extent that any such representations and warranties are given as of a particular date and relate solely to a particular date or period, which representations and warranties shall be true and correct as of such date or period).

(b)   Covenants. IHC and Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)   Bringdown Certificate. Seller shall have delivered to Purchaser the certificate of Seller contemplated by Section 2.06(a)(vii).

(d)   Governmental Approvals. All Governmental Approvals and Regulatory Filings in connection with the transactions contemplated hereby that are set forth in Section 3.05 of the Seller Disclosure Schedule or Section 4.04 of the Purchaser Disclosure Schedule shall have been obtained or made and shall be in full force and effect, and all waiting periods required under Applicable Law with respect thereto, shall have expired or been terminated, in each case without the imposition of a Burdensome Condition.

(e)   No Injunction or Illegality. There shall be no law or Order in effect that prohibits the consummation of the transactions contemplated by the Transaction Agreements.

(f)   No Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence or condition of any character that has had, or which would, individually or in the aggregate with other such events, occurrences or conditions, reasonably be expected to have, a Material Adverse Effect.

Section 8.02.   Conditions to Obligations of Seller. The obligations of Seller under this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Seller to the extent permitted by Applicable Law:

(a)   Representations and Warranties. The representations and warranties of Purchaser contained in Article IV of this Agreement (i) that are qualified by materiality or Purchaser Material Adverse Effect shall be true and correct in all respects and (ii) that are not qualified by materiality or Purchaser Material Adverse Effect shall be true and correct in all material respects, except that the Purchaser Specified Representations shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date (except to the extent that any such representations and warranties are given as of a particular date and relate solely to a particular date or period, which representations and warranties shall be true and correct as of such date or period).

(b)   Covenants. Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date.

(c)   Bringdown Certificate. Purchaser shall have delivered to Seller the certificate of Purchaser contemplated by Section 2.06(b)(i)(D).

(d)   Governmental Approvals. All Governmental Approvals and Regulatory Filings in connection with the transactions contemplated hereby that are set forth in Section 3.05 of the Seller Disclosure Schedule or Section 4.04 of the Purchaser Disclosure Schedule shall have been obtained or made and shall be in full force and effect, and all waiting periods required under Applicable Law with respect thereto, including the expiration of the period for SEC review of the Information Statement and the subsequent twenty (20) calendar day waiting period following distribution to the stockholders of American Independence Corporation, shall have expired or been terminated.

(e)   No Injunction or Illegality. There shall be no law or Order in effect that prohibits the consummation of the transactions contemplated by the Transaction Agreements.

ARTICLE IX.

TERMINATION PRIOR TO CLOSING

Section 9.01. <u>Termination of Agreement</u>. This Agreement may be terminated at any time prior to the Closing:

(a)   by either Seller or Purchaser upon written notice to the other, if there shall be any Order which prohibits the Parties from consummating the transactions contemplated by the Transaction Agreements, and such Order shall have become final and nonappealable; <u>provided</u> that prior to termination under this <u>Section 9.01(a)</u>, the Party seeking to terminate this Agreement shall have used reasonable best efforts to have such Order vacated;

(b)   by either Seller or Purchaser upon written notice to the other, if the Closing has not occurred on or before June 30, 2016 (the "<u>Outside Date</u>"), unless the failure of the Closing to occur is the result of a material breach of this Agreement by the Party seeking to terminate this Agreement;

(c)   by Purchaser upon written notice to Seller, if there has been a Material Adverse Effect or a breach of any provision of this Agreement by IHC or Seller that would cause the failure of any condition to Closing set forth in <u>Section 8.01</u> and such Material Adverse Effect or breach has not been (i) cured or eliminated within thirty (30) days following receipt by Seller of written notice thereof from Purchaser or (ii) waived by Purchaser on or before the Closing Date;

(d)   by Seller upon written notice to Purchaser, if there has been a breach of any provision of this Agreement by Purchaser that would cause the failure of any condition to Closing set forth in Section 8.02 and such breach has not been (i) cured or eliminated by Purchaser within thirty (30) days following receipt by Purchaser of written notice thereof from Seller or (ii) waived by Seller on or before the Closing Date; or

(e)   at any time on or prior to the Closing Date, by mutual written consent of Seller and Purchaser.

Section 9.02. <u>Termination Procedure</u>. If this Agreement is terminated pursuant to <u>Section 9.01</u>, this Agreement shall become void and of no effect without liability of any Party (or any of its Representatives) to any other Party, except as set forth in <u>Section 5.04</u>, this <u>Article IX</u> and <u>Article XI</u>, which shall survive the termination hereof pursuant to this <u>Article IX</u>; <u>provided</u>, <u>however</u>, that nothing in this Agreement shall relieve any Party from liability for any fraud, willful misconduct or willful and material breach of, or willful failure to perform its obligations under, this Agreement.

ARTICLE X.

INDEMNIFICATION

Section 10.01. <u>Survival</u>.

(a)   The representations and warranties of the Parties contained in this Agreement shall survive the Closing for purposes of this <u>Article X</u> and shall terminate and expire on the date that is eighteen months following the Closing Date; <u>provided</u>, that the Seller Specified Representations and the Purchaser Specified Representations shall survive indefinitely and the representations and warranties of Seller set forth in <u>Section 3.11(i)</u> and <u>Section 3.17</u> shall survive for the applicable statute of limitations plus sixty days.

(b)   To the extent that it is to be performed after the Closing, each covenant in this Agreement will, for purposes of this <u>Article X</u>, survive and remain in effect in accordance with its terms until fully performed. All covenants in this Agreement that by their terms are required to be fully performed at or prior to the Closing shall survive until the date that is eighteen months following the Closing Date.

(c)   Notwithstanding the foregoing, any claim for indemnification in respect of any breach of any representation, warranty, covenant or agreement for which indemnification may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding clauses (a) and (b) of this <u>Section 10.01</u> if such claim for indemnification is asserted by notice given as required herein prior to the expiration of the applicable period of survival.

Section 10.02. <u>Indemnification</u>.

(a)   IHC and Seller, jointly and severally, shall indemnify and hold harmless Purchaser, its Affiliates and their respective directors, officers, employees, successors and assigns (collectively, the "<u>Purchaser Indemnified Persons</u>") from and against any and all Indemnifiable Losses arising out of, based on or relating to:

> (i)   any inaccuracy in or breach of any representation or warranty made by IHC or Seller in this Agreement;
>
> (ii)   any breach or non-fulfillment of any agreement or covenant of Seller under this Agreement; or
>
> (iii)   any Excluded Liabilities.

(b)   Purchaser shall indemnify and hold harmless IHC, Seller, their Affiliates and their respective directors, officers, employees, successors and assigns (collectively, the "<u>Seller Indemnified Persons</u>") from and against any and all Indemnifiable Losses arising out of, based on or relating to:

> (i)   any inaccuracy in or breach of any representation or warranty made by Purchaser in this Agreement;

(ii)   any breach or non-fulfillment of any agreement or covenant of Purchaser under this Agreement; or

(iii)   any Assumed Liabilities.

Section 10.03. Certain Indemnification Provisions.

(a)   For purposes of this Article X, any inaccuracy in or breach of any representation or warranty, and the amount of any Indemnifiable Losses arising out of, based on or relating to such inaccuracy or breach, shall be determined without regard to any materiality, Material Adverse Effect or similar qualification contained in or otherwise applicable to such representation or warranty, other than the reference to "Material Adverse Effect" contained in Section 3.20(a), and without regard to any qualification or requirement that a matter be or not be "reasonably expected" to occur.

(b)   Subject to clause (d) of this Section 10.03, no Party shall be obligated to indemnify, defend and hold harmless its respective Indemnified Parties under Section 10.02(a)(i) (in the case of indemnification by IHC and Seller) or Section 10.02(b)(i) (in the case of indemnification by Purchaser) for Indemnifiable Losses unless and until the aggregate amount of such Indemnifiable Losses exceeds one percent (1.0%) of the Base Purchase Price (the "Threshold Amount"), at which time the applicable Party shall be liable to its respective Indemnified Parties for the entire value of the Indemnitees' claims under Section 10.02(a)(i) or Section 10.02(b)(i), as the case may be, including the Threshold Amount.

(c)   Subject to clause (d) of this Section 10.03, the liability of IHC and Seller to the Purchaser Indemnified Person for indemnification pursuant to Section 10.02(a)(i), and the liability of the Purchaser to the Seller Indemnified Person pursuant to Section 10.02(b)(i), shall not exceed fifteen percent (15%) of the Base Purchase Price.

(d)   The limitations on indemnification set forth in clauses (b) and (c) of this Section 10.03 shall not apply to the Parties' obligations to indemnify their respective Indemnified Parties for Indemnifiable Losses arising out of, based on or relating to any breaches or inaccuracies of the Seller Specified Representations or the Purchaser Specified Representations.

(e)   IHC and Seller shall not be required to indemnify any Purchaser Indemnified Persons, and shall not have any liability, under this Article X with respect to any breach of any representation, warranty or covenant of IHC or Seller, if: (i) Seller provides written notice to Purchaser prior to the Closing, describing in reasonable detail such breach, (ii) Seller acknowledges in writing that the effect of such breach is a failure of any condition to Purchaser's obligations set forth in Article VIII and (iii) Purchaser proceeds with the Closing.

(f)   All Indemnifiable Losses shall be net of any third-party insurance proceeds which have been actually recovered by the Indemnitee in connection with the facts giving rise to the right of indemnification, calculated net of any out-of-pocket expenses incurred by such Indemnitee in recovering such amount and net of the present value of any increase in insurance premiums or other charges paid or reasonably expected to be paid by such Indemnitee arising out of the claim under such third-party insurance. Any amount payable by an Indemnitor pursuant to this Article X shall be paid promptly and payment shall not be delayed pending any determination of third-party insurance recoveries.

(g)   Each Indemnitee shall take commercially reasonable steps to mitigate its Indemnifiable Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any losses subject to indemnification hereunder. The applicable Indemnitor shall promptly reimburse such Indemnitee for the reasonable costs and expenses incurred by the Indemnitee in connection with such mitigation.

Section 10.04. Procedures for Third Party Claims.

(a)   If any Indemnitee receives notice of assertion or commencement of any pending or threatened claim or demand by a Person other than a Party or its Affiliates that the Indemnitee has determined has given or could reasonably give rise to a right of indemnification under this Agreement (such claim or demand being a "Third Party Claim"), the Indemnitee shall give the Indemnitor reasonably prompt written notice thereof and such notice shall include a reasonable description of the claim based on facts known at the time and an estimate of the Indemnifiable Loss to the extent reasonably ascertainable; provided, that no delay on the part of the Indemnitee in notifying any Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor is actually prejudiced by such delay (except that the Indemnitor shall not be liable for any expenses incurred during the period in which the Indemnitee failed to give such notice). Thereafter, the Indemnitee shall deliver to the Indemnitor, promptly after the Indemnitee's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

(b)   Upon receipt of notice of a Third Party Claim from an Indemnitee pursuant to this Section 10.04, the Indemnitor may, by notice to the Indemnitee delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim (at the expense of such Indemnitor and so long as the Indemnitor acknowledges in writing its obligation to indemnify the Indemnitee for Indemnifiable Losses related to such Third Party Claim); provided that counsel for the Indemnitor who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnitee, and the Indemnitee may participate in such defense at such Indemnitee's expense. The Indemnitee may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives notice from the Indemnitor as contemplated by the preceding sentence. If the Indemnitor does not promptly assume the defense of such Third Party Claim following notice thereof, the Indemnitee shall be entitled to assume and control such defense without prejudice to the ability of the Indemnitee to enforce its claim for indemnification against the Indemnitor hereunder; provided that the Indemnitee shall not be entitled to settle or agree to pay in full such Third Party Claim without the consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnitor shall not, without the prior written consent of the Indemnitee (which shall not be unreasonably withheld), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Applicable Law or admission of any wrongdoing by the Indemnitee and the Indemnitor shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnitee or agree to any restriction or condition that would apply to or adversely affect any Indemnitee or its Affiliates and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnitee from any and all Liability in respect of such Third Party Claim. If the Indemnitee in good faith determines that the conduct of the defense or any proposed settlement of any Third Party Claim would reasonably be expected to affect adversely the Indemnitee's Tax liability or the ability of the Transferred Company to conduct its business, or that the Indemnitee may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnitor in respect of such Third Party Claim, the Indemnitee shall have the right at all times to take over and control the defense, settlement, negotiation or litigation relating to any such Third Party Claim at the sole cost of the Indemnitor, provided that if the Indemnitee does so take over and control, the Indemnitee shall not settle such Third Party Claim without the written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed. In any event, the Parties shall cooperate in the defense of any Third Party Claim subject to this Article X and the records of each shall be reasonably available to the other with respect to such defense.

Section 10.05. Direct Claims. The Indemnitor will have a period of twenty (20) days within which to respond in writing to any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim. If the Indemnitor does not so respond within such twenty (20) day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee will be entitled to pursue such remedies as may be available to the Indemnitee.

Section 10.06. Sole Remedy. The Parties acknowledge and agree that, except (a) as set forth in Section 11.13, (b) for any remedy expressly contemplated by an Ancillary Agreement and (c) for causes of action arising from fraud, if the Closing occurs, their sole and exclusive remedy following the Closing with respect to any breach of or inaccuracy in any representation or warranty or any breach, nonfulfillment or default in the performance of any of the covenants or agreements contained in this Agreement shall be pursuant to the provisions set forth in this Article X.

Section 10.07. Certain Other Matters.

(a)   Upon making any Indemnity Payment, Indemnitor will, to the extent of such Indemnity Payment, be subrogated to all rights of Indemnitee against any third Person (other than any Tax Authority) in respect of the Indemnifiable Loss to which the Indemnity Payment is related. Without limiting the generality or effect of any other provision hereof, each such Indemnitee and Indemnitor will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.

(b)   The rights and remedies of any Indemnitee in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach.

ARTICLE XI.

GENERAL PROVISIONS

Section 11.01. <u>Publicity</u>. Except (a) as may otherwise be required by Applicable Law, regulation or obligation pursuant to any listing agreement with any national securities exchange, or (b) such other public communications to the extent reasonably necessary in order to perform a party's obligations and to enforce a party's rights under the Transaction Agreements, no press release or public announcement, including any presentation to a rating agency or the investment community, concerning this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby shall be made by IHC or Seller, on the one hand, or Purchaser, on the other hand, prior to the Closing Date without advance approval thereof by the other Party, such approval not to be unreasonably withheld or delayed. The Parties shall cooperate with each other in making any press release or public announcement concerning the Business on or prior to the Closing Date.

Section 11.02. <u>Expenses</u>. Regardless of whether any or all of the transactions contemplated by this Agreement are consummated, and except as otherwise expressly provided herein or in any Transaction Agreement, Purchaser and its Affiliates, on the one hand, and IHC, Seller and their Affiliates, on the other hand, shall each bear their respective direct and indirect fees, costs and expenses incurred in connection with the negotiation and preparation of the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, including all fees and expenses of their respective Representatives.

Section 11.03. <u>Notices</u>. All notices, requests, consents, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by electronic mail (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following respective addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this <u>Section 11.03</u>):

    (a)   If to Purchaser:

        SR Corporate Solutions America Holding Corporation
        c/o Westport Insurance Corporation
        Metcalf Avenue
        Overland Park, KS 66202
        Attention: David Newkirk, Esq.

Email address: David_Newkirk@swissre.com

and

SR Corporate Solutions America Holding Corporation
650 Elm Street
Manchester, NH 03101
Attention: Robert Solitro
Email Address: Robert_Solitro@swissre.com

With a concurrent copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attention: Alexander R. Cochran
Email address: arcochran@debevoise.com

(b)   If to IHC or Seller:

Independence Holding Company
485 Madison Avenue, Floor 14
New York, NY 10022
Attention: Loan Nisser
Email address: lnisser@sslicny.com

With a concurrent copy (which shall not constitute notice) to:

Clifford Chance LLP
31 West 52nd Street
New York, NY 10019
Attention: Nicholas R. Williams
Email address: nick.williams@cliffordchance.com

Any Party may, by notice given in accordance with this Section 11.03 to the other Parties, designate another address or person for receipt of notices hereunder, which change shall be effective upon receipt.

Section 11.04. Entire Agreement. This Agreement, the other Transaction Agreements and the Confidentiality Agreement, including any exhibits, schedules, addendums or annexes thereto, constitute the entire agreement of the Parties with respect to the subject matter of the Transaction Agreements and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of IHC, Seller and their Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements.

Section 11.05. <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. If any provision of this Agreement is determined by a court of competent jurisdiction to be so broad as to be unenforceable, that provision shall be interpreted to be only as broad as is enforceable. The unenforceability in one jurisdiction shall not affect the enforceability in other jurisdictions if such other jurisdictions deem the provision(s) to be enforceable.

Section 11.06. <u>Assignment</u>. This Agreement may not be assigned, in whole or in part, by operation of law or otherwise without the prior written consent of each of the Parties; <u>provided</u>, that Purchaser may assign any or all of its rights and obligations hereunder to one or more of its Affiliates; <u>provided</u>, <u>further</u>, that no such assignment will relieve Purchaser of its obligations hereunder. Any attempted assignment in violation of this <u>Section 11.06</u> shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their successors and permitted assigns.

Section 11.07. <u>Waivers and Amendments</u>. No provision of this Agreement may be amended, supplemented or modified except by a written instrument signed by each of the Parties. No provision of this Agreement may be waived except by a written instrument signed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.08. <u>Disclosure Schedules</u>. Disclosure of any fact or item in any section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule referenced by a particular paragraph or section in this Agreement shall be deemed to be disclosed with respect to any other paragraph or section in this Agreement to the extent the relevance of such disclosure to such paragraph or section is reasonably apparent on its face. Matters reflected in any section or subsection of the Seller Disclosure Schedule or Purchaser Disclosure Schedule are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any section or subsection of the Seller Disclosure Schedule or Purchaser Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement, the Seller Disclosure Schedule or Purchaser Disclosure Schedule. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract or Applicable Law shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 11.09. <u>Governing Law; Submission to Jurisdiction; Waiver of Jury Trial</u>.

(a)   THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b)   Each Party irrevocably and unconditionally submits to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement and in respect of the transactions contemplated hereby and thereby. Each Party irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a New York State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each Party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each Party hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such Party at the respective addresses set forth in <u>Section 11.03</u> (or at such other address for a Party as such Party may have designated in accordance with <u>Section 11.03</u>) shall be effective service of process for any action, suit or proceeding brought against such Party in any such court.

(c)   EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS <u>SECTION 11.09</u>.

Section 11.10. <u>Rules of Construction</u>. Interpretation of this Agreement and the other Transaction Agreements (except as specifically provided in any such other Transaction Agreements, in which case such specified rules of construction shall govern with respect to such other Transaction Agreements) shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Preamble, Recitals, Article, Section, clause, Schedule and Exhibit are references to the Preamble, Recitals, Articles, Sections, clauses, Schedules and Exhibits to this Agreement unless otherwise specified; (c) references to "$" mean, and all payments required to be made under this Agreement shall be required to be made in, U.S. dollars; (d) the word "including" and words of similar import means "including without limitation," unless otherwise specified; (e) the word "or" shall not be exclusive; (f) the words "herein," "hereof," "hereunder" or "hereby" and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section; (g) the headings are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (h) the Transaction Agreements shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted; (i) if a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning; (j) references to any statute, listing rule, rule, standard, regulation or other law include a reference to the corresponding rules and regulations; (k) references to any section of any statute, listing rule, rule, standard, regulation or other law include any successor to such section; (l) references to any Person include such Person's predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise; and (m) any term of this Agreement providing that Seller or any of its Affiliates has "made available" any document or information to Purchaser means that such document or information was uploaded in full to the Data Room at least two (2) Business Days prior to the date hereof or otherwise delivered to the Purchaser.

Section 11.11. <u>No Third Party Beneficiaries</u>. Other than the rights granted to the Purchaser Indemnified Person and the Seller Indemnified Person under <u>Article X</u>, nothing in this Agreement is intended or shall be construed to give any Person (including, but not limited to, the employees of Seller or any Affiliate of Seller), other than the Parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 11.12. <u>Execution in Counterparts</u>. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to any Transaction Agreement by means of electronic transmission utilizing reasonable image scan technology shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 11.13. <u>Equitable Remedies</u>. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition (subject to the terms of this Agreement) to any other remedy to which such Party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives any defense or counterclaim, that there is an adequate remedy at law.

(The remainder of this page is intentionally left blank)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

INDEPENDENCE HOLDING COMPANY

By:_____

_____
   Name
   Title

INDEPENDENCE AMERICAN HOLDINGS CORP.

By:_____

_____
   Name:
   Title:

SR CORPORATE SOLUTIONS AMERICA HOLDING CORPORATION

By:_____

_____
   Name:
   Title:

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY	CONTACT: LOAN NISSER
96 CUMMINGS POINT ROAD	(646) 509-2107
STAMFORD, CONNECTICUT 06902	www.IHCGroup.com
NYSE: IHC	
AMERICAN INDEPENDENCE CORP.	CONTACT: LOAN NISSER
485 MADISON AVENUE	(646) 509-2107
NEW YORK, NEW YORK 10022	www.americanindependencecorp.com
NASDAQ: AMIC	

Independence Holding Company and American Independence Corp. Announce Sale of Stop Loss Business to Swiss Re Corporate Solutions, a division of Swiss Re

Stamford, CT & New York, NY, January 5, 2016 – Independence Holding Company (NYSE:IHC) and American Independence Corp. (NASDAQ: AMIC) today announced that they have entered into an agreement to sell the stock of IHC Risk Solutions LLC (RS) and co-insure to Swiss Re Corporate Solutions' largest US carrier, Westport Insurance Corporation, all of the in-force stop-loss business of Standard Security Life Insurance Company of New York (SSL) and Independence American Insurance Company (IAIC) produced by RS, as of January 1, 2016, for an aggregate of $152,500,000 in cash. AMIC and its subsidiaries, including IAIC, are expected to receive approximately 89% of the purchase price with the balance being paid to SSL. The transaction has been approved by the independent members of the Boards of Directors of IHC, AMIC and SSL and by the holders of approximately 92% of the outstanding stock of AMIC. It is anticipated that the transaction, which is subject to certain closing conditions including applicable regulatory approvals, will close in the first quarter of 2016. This transaction will result in very significant gains in both income and book value of both IHC and AMIC, which amounts will not be fully determined until after closing of the transaction.

Roy T. Thung, Chief Executive Officer of IHC and AMIC, commented, "We are delighted that this transaction will unlock significant value for the shareholders of both AMIC and IHC and will materially increase liquidity in both companies. We will continue to focus on growing our specialty health, group life and disability, DBL and occupational accident lines of business through organic growth and acquisitions. In addition, the IHC Board of Directors has appointed a special committee of independent directors which has been authorized to hire independent advisors to recommend to the full Board of Directors the price at which IHC would take AMIC private in 2016. After completion of the going private transaction, IHC will own 100% of SSL, IAIC and Madison National Life Insurance Company, Inc."

About Independence Holding Company
Independence Holding Company (NYSE: IHC) is a holding company principally engaged in the life and health insurance business through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life furnishes medical stop-loss, group limited medical, short-term medical, group long-term and short-term disability, group life, statutory disability benefit policies (DBL) in New York, group and individual dental, vision and various supplemental products. Madison National Life sells group life and disability, group limited medical, group and individual dental, and various supplemental products. Independence American offers pet insurance, non-subscriber occupational accident, short-term medical, medical stop-loss, group

and individual dental and various supplemental products. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

About American Independence Corp.

American Independence Corp. (NASDAQ: AMIC) is a holding company principally engaged in health insurance and reinsurance. It provides specialized health coverage and related services to commercial customers and individuals. Through Independence American Insurance Company and its other subsidiaries, it offers medical stop-loss, non-subscriber occupational accident, pet insurance, group major medical, short-term medical, vision, dental and various supplemental products, which are marketed through its subsidiaries IHC Specialty Benefits, Inc., IPA Direct, LLC and IPA Family, LLC. AMIC markets medical stop-loss through its marketing and administrative company IHC Risk Solutions, LLC.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which Independence Holding Company (IHC) and American Independence Corp (AMIC) and operates, new federal or state governmental regulation, IHC's and AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's and AMIC's other news releases and filings with the Securities and Exchange Commission. IHC and AMIC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.